Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-136797
333-136797-01
Prospectus

NABORS INDUSTRIES, INC.	NABORS INDUSTRIES LTD.

$2,750,000,000

0.94% SENIOR EXCHANGEABLE NOTES DUE 2011
GUARANTEED BY NABORS INDUSTRIES LTD.

COMMON SHARES, PAR VALUE U.S.$0.001 PER SHARE, OF NABORS INDUSTRIES LTD.
ISSUABLE UPON EXCHANGE OF THE NOTES

GUARANTEE OF NABORS INDUSTRIES LTD.

This prospectus relates to $2,750,000,000 aggregate principal amount of 0.94% Senior Exchangeable Notes Due 2011 (the “notes”) of Nabors Industries, Inc. and the common shares of our parent company, Nabors Industries Ltd. issuable upon exchange or repurchase of such notes. This prospectus will be used by selling security holders to resell the notes and the common shares issuable upon the exchange of the notes. Additional selling security holders may be named by prospectus supplement.

We originally issued $2,500,000,000 of the notes in a private placement on May 23, 2006 and $250,000,000 additional notes in a private placement on June 8, 2006 upon the initial purchasers’ exercise of their option to purchase additional notes.

The notes bear interest at a fixed annual rate of 0.94%, payable semi-annually on May 15 and November 15 of each year, beginning November 15, 2006 unless the notes are earlier redeemed. The notes are exchangeable by holders for cash and in certain circumstances common shares of our parent company, Nabors Industries Ltd., at any time within the 30 calendar day period prior to maturity and prior thereto only under the following circumstances: (1) if the price of our parent’s common shares reaches specified thresholds described in this prospectus, (2) during the five business day period after any ten consecutive trading day period in which the trading price per note for each day of the ten trading day period was less than 95% of the product of the closing sale price of such common shares and the exchange rate of such note or (3) upon the occurrence of specified corporate transactions described in this prospectus.

Upon exchange, for each $1,000 principal amount of notes, we will pay cash equal to the lesser of (i) $1,000 and (ii) the exchange value, determined by multiplying the applicable exchange rate by an average price of the common shares of our parent during a measurement period described in this prospectus. If the exchange value exceeds $1,000, we will also deliver common shares of our parent company, Nabors Industries Ltd., for the exchange value in excess of $1,000. The initial exchange rate for the notes is 21.8221 common shares of our parent per $1,000 principal amount of notes, which is equivalent to an exchange price of approximately $45.83 per share. The exchange rate is subject to adjustments described herein. In the event of certain types of change in control transactions, we will increase the number of common shares of our parent issuable upon exchange.

The notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Holders have the right to require us to purchase the notes at a purchase price equal to 100% of the principal amount of the notes upon a change in control as described in this prospectus.

Our parent company, Nabors Industries Ltd., fully and unconditionally guarantees the notes. The guarantee is unsecured and ranks equally with all of our parent’s other unsecured and unsubordinated indebtedness from time to time outstanding.

The common shares of our parent company, Nabors Industries Ltd., are traded on the New York Stock Exchange under the symbol “NBR.” The last reported sales price of Nabors Industries Ltd.’s common shares on the New York Stock Exchange on August 17, 2006 was $33.05 per share. The notes are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages Market commonly referred to as the Portal Market.

Investing in the notes involves risks. See “Risk Factors,” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 21, 2006.

IN MAKING YOUR INVESTMENT DECISION, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER WE NOR NABORS HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OURS AND NABORS’ BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE ON THE COVER OF THIS PROSPECTUS.

As used in this prospectus, references to the “Company,” “we,” “our” and “us” refer to Nabors Industries, Inc. and references to “Nabors” refer to Nabors Industries Ltd., except where the context otherwise requires or as otherwise indicated.

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and Nabors’ financial statements and the notes thereto, which are incorporated into this prospectus by reference, before making an investment decision. All share information included in this prospectus (other than documents filed prior to March 10, 2006 incorporated by reference) gives effect to a two-for-one stock split that was effective for shareholders of record on March 31, 2006 and distributed on April 17, 2006.

Nabors Industries, Inc.

We are a Delaware holding company and an indirect, wholly-owned subsidiary of Nabors. Prior to the corporate reorganization that was completed on June 24, 2002, we were a publicly-traded corporation. We were incorporated in Delaware on May 3, 1978. Our principal executive offices are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067 and our telephone number at that address is (281) 874-0035.

Nabors Industries Ltd.

Nabors became the publicly traded parent company of the Nabors group of companies, effective June 24, 2002, pursuant to a corporate reorganization. Nabors’ common shares are traded on the New York Stock Exchange under the symbol “NBR.”

We are the largest land drilling contractor in the world, with almost 600 land drilling rigs. We conduct oil, gas and geothermal land drilling operations in the U.S. Lower 48 states, Alaska, Canada, South and Central America, the Middle East, the Far East and Africa. We are also one of the largest land well-servicing and workover contractors in the United States and Canada. We own approximately 585 land workover and well-servicing rigs in the United States, primarily in the southwestern and western United States, and approximately 215 land workover and well-servicing rigs in Canada. Nabors is a leading provider of offshore platform workover and drilling rigs, and owns 43 platform, 21 jack-up units and three barge rigs in the United States and multiple international markets. These rigs provide well-servicing, workover and drilling services. We have a 50% ownership interest in a joint venture in Saudi Arabia, which owns 18 rigs.

We also offer a wide range of ancillary well-site services, including engineering, transportation, construction, maintenance, well logging, directional drilling, rig instrumentation, data collection and other support services in selected domestic and international markets. We time charter a fleet of 29 marine transportation and supply vessels, which provide transportation of drilling materials, supplies and crews for offshore operations. During the first quarter of 2006, we began to offer logistics services for onshore drilling and well-servicing operations in Canada using helicopters and fixed-winged aircraft purchased from Airborne Energy Solutions Ltd. on January 3, 2006. We manufacture and lease or sell top drives for a broad range of drilling applications, directional drilling systems, rig instrumentation and data collection equipment, and rig reporting software. We have also made selective investments in oil and gas exploration, development and production activities.

Nabors was formed as a Bermuda exempt company on December 11, 2001. Through predecessors and acquired entities, Nabors has been continuously operating in the drilling sector since the early 1900s. Nabors’ principal executive offices are located at Mintflower Place, 8 Par-La-Ville Road, Hamilton, HM08, Bermuda and its telephone number at that address is (441) 292-1510.

The Offering

The summary below describes the principal terms of this offering. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Securities Offered	$2,750,000,000 principal amount of 0.94% Senior Exchangeable Notes due 2011.

Interest	The notes bear interest at a fixed annual rate of 0.94%, payable semiannually in arrears on each May 15 and November 15, beginning November 15, 2006.

Maturity Date	May 15, 2011.

Guarantee	Nabors has fully and unconditionally guaranteed the due and punctual payment of the principal and interest, if any, on the notes, and any of our other obligations under the notes when and as they become due and payable, whether at maturity, by acceleration or otherwise, if we are unable to satisfy the obligations. The guarantee provides that, in the event of default of the notes, the holders of the notes may institute legal proceedings directly against Nabors to enforce the guarantee without first proceeding against us. See “Description of the Notes — Guarantee.”

Ranking	The notes:

• are unsecured;

• are effectively junior in right of payment to any of our future secured debt;

• rank equally in right of payment with any of our existing and future unsubordinated debt; and

• are senior in right of payment to any of our future senior subordinated or subordinated debt.

Exchange Rights	You may exchange your notes during the 30 calendar days ending at the close of business on the business day immediately preceding the maturity date and prior thereto only under the following circumstances:

• if the price of Nabors’ common shares reaches specified thresholds described in this prospectus;

• during the five business day period after any ten consecutive trading day period in which the trading price per note for each day of the ten trading day period was less than 95% of the product of the closing sale price of Nabors’ common shares and the exchange rate of such note; or

• upon the occurrence of specified corporate transactions described under “Description of the Notes — Exchange of Notes — Exchange Upon Specified Corporate Transactions.”

Upon exchange, we will pay an amount in cash equal to the lesser of (i) the principal amount of the note and (ii) the exchange value, determined by multiplying the applicable exchange rate by an average price of Nabors’ common shares during a measurement period described herein. See “Description of the Notes — Payment Upon Exchange.” If the exchange value exceeds the principal amount of the note on the exchange date, we will also deliver common shares for the exchange value in excess of $1,000. The initial exchange rate for the notes is 21.8221 Nabors’ common shares per $1,000 principal amount of notes, which is equivalent to an exchange price of approximately $45.83 per share. The exchange rate, and thus the exchange price, may be adjusted under certain circumstances as described under “Description of the Notes — Adjustments to Exchange Rate.”

Upon exchange, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. See “Description of the Notes — Payment Upon Exchange.”

Adjustments to Exchange Rate	The exchange rate is subject to adjustment in certain events under formulae as set forth in the indenture and described under “Description of the Notes — Adjustments to Exchange Rate,” including:

• the issuance of Nabors’ common shares as a dividend or distribution on the Nabors’ common shares;

• certain subdivisions and combinations of the Nabors’ common shares;

• the issuance of certain rights or warrants to purchase common shares;

• the distribution of capital stock, other than Nabors’ common shares, or evidences of Nabors’ indebtedness or of assets;

• distributions consisting of cash, excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Nabors, whether voluntary or involuntary;

• distributions of cash or other consideration in respect of a tender or exchange offer for Nabors’ common shares where such cash and the value of any such other consideration per Nabors’ common share validly tendered or exchanged exceeds the market price (as determined in the indenture);

• certain reclassifications of Nabors’ common shares; and

• certain consolidations or mergers involving Nabors or a sale or conveyance of its property and assets as an entirety or substantially as an entirety.

Adjustment to Exchange Rate Upon a Change in Control	If and only to the extent holders elect to exchange the notes in connection with a Change in Control (as defined under “Description of the Notes — Purchase at the Option of the Holder Upon a Change in Control”), we will increase the exchange rate by a number of make-whole shares. The increase in the exchange rate will be determined by reference to the table in “Description of the Notes — Adjustment to Exchange Rate upon a Change in Control,” based on the effective date and price paid per share of Nabors’ common shares in such Change in Control transaction.

Optional Purchase Right of Holders Upon a Change in Control	If Nabors undergoes a Change in Control prior to maturity, you will have the right, at your option, to require us to purchase any or all of your notes for cash, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000.

The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest and additional amounts owed, if any, to the Change in Control purchase date. See “Description of the Notes — Purchase at the Option of the Holder Upon a Change in Control.”

Use of Proceeds	The selling security holders will receive all of the proceeds from the sale under this prospectus of the notes and Nabors’ common shares issuable upon exchange of the notes. We will not receive any proceeds from these sales. For additional information, see “Use of Proceeds.”

Trustee, Paying Agent and Exchange Agent	Wells Fargo Bank, National Association.

Governing Law	The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depositary Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading	The notes are not to be listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading in the Portal Market; however, no assurance can be given as to the liquidity of or trading market for the notes. Nabors’ common shares are listed on the New York Stock Exchange under the symbol “NBR.”

Risk Factors

An investment in the notes involves certain risks that a potential investor should carefully evaluate prior to making an investment in the notes. Please read “Risk Factors” beginning on page 5.

RISK FACTORS

You should carefully consider the risks described below before making an investment. The risks described below are not the only ones facing us or Nabors. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

The business, financial condition or results of operations of Nabors or us could be materially adversely affected by any of these risks. The trading price of the notes and Nabors’ common shares could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our and Nabors’ actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us and Nabors described below and elsewhere in this prospectus.

Risks Relating to Our Business

Fluctuations in oil and gas prices could adversely affect drilling activity and our revenues, cash flows and profitability.

Our operations are materially dependent upon the level of activity in oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for, and the supply of, oil and gas. Weather conditions, governmental regulation (both in the United States and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond our control may also affect the supply of and demand for oil and gas. We believe that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for our services and could have a material adverse effect on our revenues, cash flows and profitability. Lower oil and gas prices could also cause our customers to seek to terminate, renegotiate or fail to honor our drilling contracts; affect the fair market value of our rig fleet which in turn could trigger a write-down for accounting purposes; affect our ability to retain skilled rig personnel; and affect our ability to obtain access to capital to finance and grow our business. There can be no assurances as to the future level of demand for our services or future conditions in the oil and gas and oilfield services industries.

We operate in a highly competitive industry with excess drilling capacity, which may adversely affect our results of operations.

The oilfield services industry in which we operate is very competitive. Contract drilling companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. Many drilling, workover and well-servicing rigs can be moved from one region to another in response to changes in levels of activity and provided market conditions warrant, which may result in an oversupply of rigs in an area. In many markets in which we operate, the number of rigs available for use exceeds the demand for rigs, resulting in price competition. Most drilling and workover contracts are awarded on the basis of competitive bids, which also results in price competition. The land drilling market generally is more competitive than the offshore drilling market because there are larger numbers of rigs and competitors.

The nature of our operations presents inherent risks of loss that, if not insured or indemnified against, could adversely affect our results of operations.

Our operations are subject to many hazards inherent in the drilling, workover and well-servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Our offshore operations are also subject to the hazards of marine operations including capsizing, grounding, collision, damage from hurricanes and heavy weather or sea conditions and unsound ocean bottom conditions. In addition, our international operations are subject to risks of war, civil disturbances or other political events. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and we seek to obtain indemnification from our customers by contract for certain of these risks. To the extent that we are unable to transfer such risks to customers by contract or indemnification agreements, we seek protection through insurance. However, there is no assurance that such insurance or indemnification agreements will adequately protect us against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, there can be no assurance that insurance will be available to cover any or all of these risks, or, even if available, that it will be adequate or that insurance premiums or other costs will not rise significantly in the future, so as to make such insurance prohibitive. It is likely that we will face continued upward pressure in our upcoming insurance renewals, our premiums and deductibles will be higher, and certain insurance coverage either will be unavailable or more expensive than it has been in the past. Moreover, our insurance coverage generally provides that we assume a portion of the risk in the form of an insurance coverage deductible. We expect that we may choose to increase the levels of deductibles (and thus assume a greater degree of risk) from time to time in order to minimize the effect of insurance premium increases.

The profitability of our international operations could be adversely affected by war, civil disturbance or political or economic turmoil.

We derive a significant portion of our business from international markets, including major operations in Canada, the Middle East, the Far East and South and Central America. These operations are subject to various risks, including the risk of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. In certain countries, our operations may be subject to the additional risk of fluctuating currency values and exchange controls. In the international markets in which we operate, we are subject to various laws and regulations that govern the operation and taxation of our business and the import and export of our equipment from country to country, the imposition, application and interpretation of which can prove to be uncertain.

Changes to or noncompliance with governmental regulation or exposure to environmental liabilities could adversely affect our results of operations.

The drilling of oil and gas wells is subject to various federal, state, provincial, local and foreign laws, rules and regulations. Our cost of compliance with these laws, rules and regulations may be substantial. For example, federal law imposes a variety of regulations on “responsible parties” related to the prevention of oil spills and liability for damages from such spills. As an owner and operator of onshore and offshore rigs and transportation equipment, we may be deemed to be a responsible party under such federal law. In addition, our well-servicing, workover and production services operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Our operations and facilities are subject to numerous state and federal environmental laws, rules and regulations, including, without limitation, laws concerning the containment and disposal of hazardous substances, oilfield waste and other waste materials, the use of underground storage tanks and the use of underground injection wells. We believe our operations in the U.S. are in substantial compliance with existing laws, rules, and regulations. While we generally require customers to contractually assume responsibility for compliance with environmental regulations, we are not always successful in allocating to customers all of these risks nor is there any assurance that the customer will be financially able to bear those risks assumed.

We employ personnel responsible for monitoring environmental compliance and arranging for remedial actions that may be required from time to time and also use outside experts to advise on and assist with our environmental compliance efforts. Liabilities are recorded when the need for environmental assessments and/or remedial efforts become known or probable and the cost can be reasonably estimated.

Laws protecting the environment generally have become more stringent than in the past and are expected to continue to become more so. Violation of environmental laws and regulations can lead to the imposition of administrative, civil or criminal penalties, remedial obligations, and in some cases injunctive relief. Such violations could also result in liabilities for personal injuries, property damage, natural resource damages, and other costs and claims.

Under the Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or Superfund, and related state laws and regulations, liability for operations in the U.S. can be imposed jointly on the entire group of responsible parties or separately on any one of the responsible parties, without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. Under CERCLA, such persons may be strictly liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for costs of certain health studies.

The Oil Pollution Act of 1990, as amended, contains provisions specifying responsibility for removal costs and damages resulting from discharges of oil into navigable waters of the U.S. or onto the adjoining shorelines. In addition, the Outer Continental Shelf Lands Act provides the federal government with broad discretion in regulating the leasing of offshore oil and gas production sites. Because our offshore support vessel operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under this law to restrict the availability of offshore oil and gas leases, such an action could have a material adverse effect on our offshore support vessel operations.

Changes in federal and state environmental regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could have a material adverse effect on us. For example, legislation has been proposed from time to time in Congress which would reclassify certain oil and natural gas production wastes as hazardous wastes, which would make the reclassified wastes subject to more stringent handling, disposal and clean-up requirements. If enacted, such legislation could dramatically increase operating costs for oil and natural gas companies and could reduce the market for our services by making many wells and/or oilfields uneconomical to operate.

Our operations outside of the U.S. are potentially subject to similar foreign governmental controls relating to protection of the environment. We believe that our operations outside of the U.S. have been in substantial compliance with existing requirements of these foreign governmental bodies and that such compliance has not had a material adverse effect on our operations. However, there is no assurance that this trend of compliance will continue or that such compliance will not be material in the future.

Recent Legislation could curtail our ability to time charter vessels in U.S. coastwise trade.

Our Sea Mar division time charters supply vessels to offshore operators in U.S. waters. The vessels are owned by one of our financing company subsidiaries, but are operated and managed by a U.S. citizen-controlled company pursuant to long-term bareboat charters. As a result of recent legislation, beginning in August 2007 Sea Mar will no longer be able to use this arrangement to qualify vessels for employment in the U.S. coastwise trade. Accordingly, we will be required to restructure the arrangement, redeploy the vessels outside the United States, or sell the vessels by no later than such time.

As of June 30, 2006, the net assets of Sea Mar totaled approximately $157 million. During the six months ended June 30, 2006 Sea Mar had income before income taxes totaling $22 million.

As a holding company, we and Nabors depend on our respective subsidiaries to meet our respective financial obligations.

We and Nabors are holding companies with no significant assets other than the stock of our respective subsidiaries. In order to meet our financial needs, we and Nabors rely exclusively on repayments of interest and principal on intercompany loans made by us and Nabors to our operating subsidiaries and income from dividends and other cash flow from such subsidiaries. There can be no assurance that our or Nabors’ operating subsidiaries will generate sufficient net income to pay upstream dividends or cash flow to make payments of interest and principal to us or Nabors in respect of their intercompany loans. In addition, from time to time, our operating subsidiaries may enter into financing arrangements which may contractually restrict or prohibit such upstream payments to us and Nabors. There may also be adverse tax consequences associated with making dividend payments upstream.

Nabors does not currently intend to pay dividends.

Nabors has not paid any cash dividends on its common shares since 1982. Nabors does not currently intend to pay any cash dividends on its common shares. However, we note that there have been recent positive industry trends and changes in tax law providing more favorable treatment of dividends. As a result, we can give no assurance that we will not reevaluate our position on dividends in the future.

Because Nabors’ option, warrant and convertible securities holders have a considerable number of common shares available for issuance and resale, significant issuances or resales in the future may adversely affect the market price of Nabors’ common shares.

As of July 31, 2006, Nabors had 800,000,000 authorized common shares, of which 299,086,910 shares were outstanding. In addition, 41,509,567 common shares were reserved for issuance pursuant to option and employee benefit plans. In addition, up to 175,360 of Nabors’ common shares could be issuable on exchange of the shares of Nabors Exchangeco (Canada) Inc. Nabors also may sell up to $700 million of securities of various types in connection with a shelf registration statement declared effective on January 16, 2003 by the Securities and Exchange Commission. The sale, or availability for sale, of substantial amounts of Nabors’ common shares in the public market, whether directly by Nabors or resulting from the exercise of warrants or options (and, where applicable, sales pursuant to Rule 144) or the conversion into common shares, or purchase of debentures and notes using common shares, would be dilutive to existing security holders, could adversely affect the prevailing market price of Nabors’ common shares and could impair our ability to raise additional capital through the sale of equity securities.

Provisions of Nabors’ organizational documents may deter a change of control transaction and decrease the likelihood of a shareholder receiving a change of control premium.

Nabors’ board of directors is divided into three classes, with each class serving a staggered three-year term. In addition, Nabors’ board of directors has the authority to issue a significant amount of common shares and up to 50,000,000 preferred shares and to determine the price, rights (including voting rights), conversion ratios, preferences and privileges of the preferred shares, in each case without further vote or action by the holders of the common shares. Although Nabors has no present plans to issue preferred shares, the classified board and Nabors’ board’s ability to issue additional preferred shares may discourage, delay or prevent changes in control of Nabors that are not supported by its board, thereby possibly preventing certain of Nabors’ shareholders from realizing a possible premium on their shares. In addition, the requirement in the indenture for Series B of our $700 million zero coupon senior exchangeable notes due 2023 to pay a make-whole premium in the form of an increase in the exchange rate in certain circumstances, and the provision in the indenture governing the notes offered hereby that adjusts the exchange rate in certain circumstances could have the effect of making a change in control of Nabors more expensive.

Nabors and its subsidiaries will have a substantial amount of debt outstanding as a result of the issuance of the notes, which may adversely affect the ratings of our outstanding indebtedness.

Nabors and its subsidiaries had approximately $4.0 billion in debt outstanding as of June 30, 2006, resulting in a gross funded debt to capital ratio of 0.57:1 and a net funded debt to capital ratio of 0.39:1. Both of these ratios are a method for calculating the amount of leverage a company has in relation to its capital.

Our ability to perform under new contracts and to grow our business as forecasted depends to a substantial degree on timely delivery of rigs and equipment from our suppliers.

The forecasted growth in the operating revenues and net income for our Contract Drilling subsidiaries depends to a substantial degree on the timely delivery of rigs and equipment from our suppliers as part of our recently expanded capital programs. We can give no assurances that our suppliers will meet expected delivery schedules for delivery of these new rigs and equipment. Delays in the delivery of new rigs and equipment could cause us to fail to meet our operating forecasts and could subject us to late delivery penalties under contracts with our customers.

We may have additional tax liabilities and proposed tax legislation could mitigate or eliminate the benefits of Nabors’ 2002 reorganization as a Bermuda company.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Based on the results of an audit or litigation, a material effect on our financial position, income tax provision, net income, or cash flows in the period or periods for which that determination is made could result.

In October 2004, the U.S. Congress passed and the President signed into law the American Jobs Creation Act of 2004. The Act did not impact the corporate reorganization completed by Nabors, effective June 24, 2004, that made us a foreign entity. Various bills have been introduced in Congress which could mitigate or eliminate the tax benefits associated with our reorganization as a Bermuda company. Because we cannot predict whether legislation ultimately will be adopted, no assurances can be given that the tax benefits associated with our reorganization ultimately will accrue to the benefit of the Company and its shareholders. It is possible that further changes to tax laws (including tax treaties) could have an impact on our ability to realize the tax savings recorded to date as well as future tax savings as a result of our reorganization, depending upon any responsive action taken by Nabors.

On May 31, 2006, Nabors International Finance Inc. (“NIFI”), a wholly-owned U.S. subsidiary of Nabors, received from the U.S. Internal Revenue Service (the “IRS”) two Notices of Proposed Adjustment (“NOPA”) in connection with an audit of NIFI for tax years 2002 and 2003. One NOPA proposes to deny a deduction of $85.1 million in interest expense in our 2002 tax year relating to intercompany indebtedness incurred in connection with our inversion transaction in June 2002 whereby we were organized as a Bermuda company. The second NOPA proposed to deny a deduction of $207.6 million in the same item of interest expense in our 2003 tax year. We previously had obtained advice from our tax advisors that the deduction of such amounts was appropriate and more recently that that the position of the IRS lacks merit. The Company paid off approximately one-half of the intercompany indebtedness incurred in connection with the inversion. We intend to contest the IRS position, but we currently have not booked any reserves for such proposed adjustment and therefore could incur losses associated with an unfavorable outcome.

The Company may be required to make substantial payments under employment agreements with its Chairman and Chief Executive Officer and our Deputy Chairman, President and Chief Operating Officer.

Nabors’ Chairman and Chief Executive Officer, Eugene M. Isenberg, and its Deputy Chairman, President and Chief Operating Officer, Anthony G. Petrello, have employment agreements which were amended and restated effective October 1, 1996 and which currently are due to expire on September 30, 2010.

The employment agreements, which were each entered into prior to 1992, initially provided for an initial term of five years with an evergreen provision which automatically extended the agreement for an additional one-year term on each anniversary date, unless Nabors provided notice to the contrary ten days prior to such anniversary. The Board of Directors in March 2006 exercised its election to fix the expiration date of the employment agreements for Messrs. Isenberg and Petrello, and accordingly these agreements will expire at the end of their current term at September 30, 2010.

In addition to a base salary, the employment agreements provide for annual cash bonuses in an amount equal to 6% and 2%, for Messrs. Isenberg and Petrello, respectively, of Nabors’ net cash flow (as defined in the respective employment agreements) in excess of 15% of the average shareholders’ equity for each fiscal year. (Mr. Isenberg’s cash bonus formula originally was set at 10% in excess of a 10% return on shareholders’

equity and he has voluntarily reduced it over time to its 6% in excess of 15% level.) Mr. Petrello’s bonus is subject to a minimum of $700,000 per year. In 15 of the last 16 years, Mr. Isenberg has agreed voluntarily to accept a lower annual cash bonus (i.e., an amount lower than the amount provided for under his employment agreement) in light of his overall compensation package. Mr. Petrello has agreed voluntarily to accept a lower annual cash bonus (i.e., an amount lower than the amount provided for under his employment agreement) in light of his overall compensation package in 13 of the last 15 years. For 2005 the annual cash bonuses for Messrs. Isenberg and Petrello pursuant to the formula described in their employment agreements were $41.2 million and $13.7 million, respectively; but in light of their overall compensation package (including significant stock option grants and restricted stock awards), they agreed to accept cash bonuses in the amounts of $3 million and $1.5 million, respectively.

Mr. Isenberg voluntarily agreed to amend his employment agreement in March 2006 (the “2006 Amendment”). Under the 2006 Amendment, Mr. Isenberg agreed to reduce the annual cash bonus to an amount equal to 3% of Nabors’ net cash flow (as defined in his employment agreement) in excess of 15% of the average shareholders’ equity for 2006. For 2007 through the expiration date of the employment agreement, the annual cash bonus will return to 6% of Nabors’ net cash flow (as defined in his employment agreement) in excess of 15% of the average shareholders’ equity for each fiscal year.

Messrs. Isenberg and Petrello also are eligible for awards under Nabors’ equity plans and may participate in annual long-term incentive programs and pension and welfare plans, on the same basis as other executives; and may receive special bonuses from time to time as determined by the Board.

In the event that either Mr. Isenberg’s or Mr. Petrello’s employment agreement is terminated (i) upon death or disability (as defined in the respective employment agreements), (ii) by Nabors prior to the expiration date of the employment agreement for any reason other than for Cause (as defined in the respective employment agreements) or (iii) by either individual for Constructive Termination Without Cause (as defined in the respective employment agreements), each would be entitled to receive within 30 days of the triggering event (a) all base salary which would have been payable through the expiration date of the contract or three times his then current base salary, whichever is greater; plus (b) the greater of (i) all annual cash bonuses which would have been payable through the expiration date; (ii) three times the highest bonus (including the imputed value of grants of stock awards and stock options), paid during the last three fiscal years prior to termination; or (iii) three times the highest annual cash bonus payable for each of the three previous fiscal years, regardless of whether the amount was paid. In computing any amount due under (b)(i) and (iii) above, the calculation is made without regard to the 2006 Amendment reducing Mr. Isenberg’s bonus percentage as described above. If, by way of example, these provisions had applied at June 30, 2006, Mr. Isenberg would have been entitled to a payment of approximately $204 million, subject to a “true-up” equal to the amount of cash bonus he would have earned under the formula during the remaining term of the agreement, based upon actual results, but would not be less than approximately $204 million. Similarly, with respect to Mr. Petrello, had these provisions applied at June 30, 2006, Mr. Petrello would have been entitled to a payment of approximately $104 million, subject to a “true-up” equal to the amount of cash bonus he would have earned under the formula during the remaining term of the agreement, based upon actual results, but would not be less than approximately $104 million. These payment amounts are based on historical data and are not intended to be estimates of future payments required under the agreements. Depending upon future operating results, the true-up could result in the payment of amounts which are significantly higher. In addition, the affected individual is entitled to receive (a) any unvested restricted stock outstanding, which shall immediately and fully vest; (b) any unvested outstanding stock options, which shall immediately and fully vest; (c) any amounts earned, accrued or owing to the executive but not yet paid (including executive benefits, life insurance, disability benefits and reimbursement of expenses and perquisites), which shall be continued through the later of the expiration date or three years after the termination date; (d) continued participation in medical, dental and life insurance coverage until the executive receives equivalent benefits or coverage through a subsequent employer or until the death of the executive or his spouse, whichever is later; and (e) any other or additional benefits in accordance with applicable plans and programs of Nabors. For Mr. Isenberg, as of June 30, 2006, the value of unvested restricted stock was approximately $11.3 million and the value of in-the-money unvested stock options was approximately $6.9 million. For Mr. Petrello, as of June 30, 2006, the value of unvested restricted stock was approximately $5.6 million and the value of in-the-money unvested stock options was approximately $3.4 million. Estimates of the cash value of Nabors’ obligations to Messrs. Isenberg and Petrello under (c), (d) and (e) above are included in the payment amounts above.

The Board of Directors in March 2006 exercised its election to fix the expiration date of the employment agreements for Messrs. Isenberg and Petrello. Messrs. Isenberg and Petrello have informed the Board of Directors that they have reserved their rights under their employment agreements with respect to the notice setting the expiration dates of their employment agreements, including whether such notice could trigger an acceleration of certain payments pursuant to their employment agreements.

Legal proceedings could affect our financial condition and results of operations.

We are from time to time subject to legal proceedings which include employment, tort, intellectual property and other claims. We also are subject to complaints or allegations from former, current or prospective employees from time to time, alleging violations of employment-related laws. Lawsuits or claims could result in decisions against us which could have a material adverse effect on our financial condition or results of operations.

Risks Related to the Offering

The market price of the notes could be significantly affected by the market price of Nabors’ common shares.

We expect that the market price of the notes will be significantly affected by the market price of Nabors’ common shares. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible or nonexchangeable debt securities. The market price of Nabors’ common shares will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

•	quarterly fluctuations in Nabors’ operating and financial results,

•	changes in financial estimates and recommendations by financial analysts,

•	changes in the ratings of the notes or our other securities or securities of Nabors,

•	developments related to litigation or regulatory proceedings involving us or Nabors,

•	fluctuations in the stock price and operating results of Nabors’ competitors,

•	dispositions, acquisitions and financings, and

•	general conditions in the industries in which we and Nabors operate.

In addition, the stock markets in general, including the New York Stock Exchange, have experienced price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of the notes and Nabors’ common shares.

We cannot assure that an active trading market will develop for the notes.

There is no established trading market for the notes and the notes will not be listed on any securities exchange. Although the notes are currently traded on PORTAL, there can be no assurance as to: (1) the liquidity of any market for the notes, (2) the ability of the holders to sell their notes, or (3) the prices at which holders would be able to sell their notes. Under the registration rights agreement, we and Nabors are required to use reasonable commercial efforts to have the shelf registration statement of which this prospectus is a part declared effective by the SEC, we and Nabors cannot assure you that an active trading market for the notes will develop. If an active trading market does not develop, the market price and liquidity of the notes may be adversely affected.

Upon exchange of the notes, we will pay cash in lieu of issuing Nabors’ common shares with respect to an amount up to $1,000 and Nabors’ common shares with respect to the exchange value in excess thereof, if any. Therefore, holders of the notes may receive no or limited numbers of Nabors’ common shares.

Upon exchange of the notes, we will pay cash in an amount equal to the lesser of (i) $1,000 or (ii) the exchange value (as defined herein), and if the exchange value is greater than $1,000, a number of Nabors’ common shares in respect of such excess. See “Description of the Notes — Exchange Rights — Payment Upon Exchange.” Accordingly, upon exchange of a note, holders may not receive any or may receive only a limited number of Nabors’ common shares. Further, our liquidity may be reduced upon exchange of the notes. In addition, in the event of our bankruptcy, insolvency or certain similar proceedings during the exchange reference period, there is a risk that a bankruptcy court may decide a holder’s claim to receive such cash and shares could be subordinated to the claims of our creditors as a result of such holder’s claim being treated as an equity claim in bankruptcy.

We may not have sufficient funds to pay the principal upon exchange or to purchase the notes upon a Change in Control as required by the indenture governing the notes.

Upon exchange of the notes pursuant to the terms of the indenture, we will be required to pay cash up to the lesser of (i) $1,000 or (ii) the exchange value (as defined herein). In addition, holders of the notes also may require us to purchase their securities upon a “Change in Control” as defined under “Description of the Notes — Purchase at the Option of the Holder Upon a Change in Control.” A Change in Control also may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness, under another indenture or other agreement, including under the indenture governing our outstanding zero coupon senior exchangeable notes due June 2023 and zero coupon convertible senior debentures due February 2021. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the required principal or the purchase price of the notes exchanged or tendered by holders. Furthermore, the terms of our then existing indebtedness or other agreements may contain financial covenants or other provisions that could be violated by payment of the principal or the purchase of the notes. Failure by us to pay the principal upon exchange or purchase the notes when required will result in an event of default with respect to the notes.

The exchange rate of the notes may not be adjusted for all dilutive events that may adversely affect the trading price of the notes or the Nabors’ common shares issuable upon exchange of the notes.

The exchange rate of the notes is subject to adjustment upon certain events, including the issuance of stock dividends on Nabors’ common shares, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of the Notes — Adjustments to Exchange Rate.” The exchange rate will not be adjusted for certain other events that may adversely affect the trading price of the notes or the Nabors’ common shares issuable upon exchange of the notes.

The notes will not contain certain restrictive covenants, and there is limited protection in the event of a Change in Control.

The indenture under which the notes will be issued will not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture for the notes will not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to purchase the notes upon a change in control is limited to the transactions specified in the definition of a “Change in Control” under “Description of the Notes — Purchase at the Option of the Holder Upon a Change in Control.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of Nabors’ common shares but would not constitute a “Change in Control.”

Although the notes are designated as “Senior”, your right to receive payment on the notes and the guarantee is unsecured and will be effectively subordinated to any existing and future secured debt of us, in the case of the notes, and Nabors, in the case of the guarantees, to the extent of the value of the collateral therefor and the notes and the guarantee will be effectively subordinated to existing and future indebtedness and other liabilities of our and Nabors’ subsidiaries.

The notes are general senior unsecured obligations and therefore will be effectively subordinated in right of payment to our existing or future secured indebtedness and Nabors’ guarantee is effectively subordinated in right of payment to the claims of existing and future secured creditors of Nabors, in each case, to the extent of the collateral therefor. If we default on the notes, or become bankrupt, liquidate or reorganize, any secured creditors could use their collateral to satisfy their secured indebtedness before you would receive any payment on the notes. If the value of such collateral is not sufficient to pay any secured indebtedness in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us which rank equally with the notes. The guarantee of the notes will have a similar ranking with respect to secured indebtedness of Nabors as the notes do with respect to our secured indebtedness.

In addition, we derive substantially all of our income from, and hold substantially all our assets through, our subsidiaries, which will not guarantee the notes. As a result, we and Nabors will depend on distributions from our subsidiaries in order to meet our payment obligations under any debt securities, including the notes and the guarantee and our other obligations. Accordingly, our and Nabors’ rights to receive any assets of any subsidiary, and therefore the right of our and Nabors’ creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. As of June 30, 2006, Nabors and its subsidiaries had approximately $4.0 billion of indebtedness outstanding.

If you hold notes, you will not be entitled to any rights with respect to Nabors’ common shares, but you will be subject to all changes made with respect to Nabors’ common shares.

If you hold notes, you will not be entitled to any rights with respect to Nabors’ common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on Nabors’ common shares), but you will be subject to all changes affecting the common shares. You will only be entitled to rights on the common shares if and when we deliver common shares to you upon exchange of your notes and in limited cases under the exchange rate adjustments of the notes. For example, in the event that an amendment is proposed to Nabors’ memorandum of association or bye-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common shares, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of Nabors’ common shares.

The conditional exchange feature of the notes could result in you receiving less than the value of the common shares into which a note is exchangeable.

The notes are exchangeable into Nabors’ shares prior to 30 calendar days prior to maturity only if specified conditions are met. If the specific conditions for exchange are not met, you will not be able to exchange your notes until 30 calendar days prior to maturity, and you may not be able to receive the value of the common shares into which the notes would otherwise be exchangeable for periods prior to that time.

Hedging transactions and other transactions may affect the value of the notes and Nabors’ common shares.

We entered into an exchangeable note hedge and Nabors will enter into warrant transactions with respect to Nabors’ common shares, the exposure for which will be held at the time the notes are issued by Citibank, N.A., an affiliate of an initial purchaser, and by Bear, Stearns International Limited. The exchangeable note hedge and warrant transactions are expected to reduce the potential dilution from exchange of the notes. In connection with these hedging arrangements, both Citibank, N.A. and Bear, Stearns International Limited took positions in Nabors’ common shares in secondary market transactions and have/or will enter into various derivative transactions at or after pricing of the notes. Such hedging arrangements could increase the price of Nabors’ common shares. Both Citibank, N.A. and Bear, Stearns International Limited, or any transferee of any of their positions, are likely to modify their hedge positions from time to time prior to exchange or maturity of the notes by purchasing and selling Nabors’ common shares, our other securities or other instruments they may use in connection with such hedging. Such activity might adversely affect the market price of Nabors’ common shares. In addition, the existence of the notes may encourage short selling in Nabors’ common shares by market participants because the exchange of the notes could depress the price of Nabors’ common shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements. These “forward-looking statements” are based on an analysis of currently available competitive, financial and economic data and our operating plans. They are inherently uncertain and investors should recognize that events and actual results could turn out to be significantly different from our expectations. By way of illustration, when used in this document, words such as “anticipate,” believe,” “expect,” “intend,” “estimate,” “project,” “will,” “should,” “could,” “may,” “predict” and similar expressions are intended to identify forward-looking statements. You are cautioned that actual results could differ materially from those anticipated in forward-looking statements. Any forward-looking statements, including statements regarding the intent, belief or current expectations of us or our management, are not guarantees of future performance and involve risks, uncertainties and assumptions about us and the industry in which we and Nabors operate, including, among other things:

•	fluctuations in worldwide prices of and demand for natural gas and oil;

•	fluctuations in levels of natural gas and oil exploration and development activities;

•	fluctuations in the demand for our services;

•	the existence of competitors, technological changes and developments in the oilfield services industry;

•	the existence of operating risks inherent in the oilfield services industry;

•	the existence of regulatory and legislative uncertainties;

•	the possibility of changes in tax laws;

•	the possibility of political instability, war or acts of terrorism in any of the countries in which we do business; and

•	general economic conditions.

Our businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration, development and production activities, could also materially affect our financial position, results of operations and cash flows.

The above description of risks and uncertainties is by no means all-inclusive, but is designed to highlight what we believe are important factors to consider. For a more detailed description of risk factors, please see the section entitled “Risk Factors” above and similar discussions in Nabors’ SEC filings.

All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to update or revise any forward-looking statements that we may make in this prospectus or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the notes and Nabors’ common shares issuable upon exchange of the notes. We will not receive any proceeds from these sales.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations less undistributed earnings from unconsolidated affiliates (net of dividends) plus amortization of capitalized interest and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. The following table sets forth Nabors’ ratio of earnings to fixed charges for each of the periods indicated:

Nabors Industries Ltd. and Subsidiaries

					Six Months
	Year Ended December 31,				Ended June 30,
	2002	2003	2004	2005	2005	2006

Ratio of earnings to fixed charges	2.90x	3.32x	7.25x	17.69x	14.27x	28.06x

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with Nabors Industries Ltd. and subsidiaries financial statements and related notes incorporated by reference into this prospectus. The selected consolidated operating data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from Nabors Industries Ltd. and subsidiaries audited financial statements incorporated by reference into this prospectus. The selected consolidated operating data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from Nabors Industries Ltd. and subsidiaries audited financial statements not incorporated by reference into this prospectus. The selected consolidated operating data for the six months ended June 30, 2005 and 2006 and the selected consolidated balance sheet data as of June 30, 2006 have been derived from Nabors Industries Ltd. and subsidiaries unaudited financial statements incorporated by reference into this prospectus. In the opinion of Nabors’ management, Nabors Industries Ltd. and subsidiaries unaudited consolidated financial statements have been prepared on a basis consistent with Nabors Industries Ltd. and subsidiaries audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary to be consistent with audited financial statements for a fair presentation of our results of operations and financial condition for the periods indicated. In addition, the common shares summary information reflects a two-for-one stock split effective on March 31, 2006 and distributed on April 17, 2006.

Operating Data(1)

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except per share amounts and ratio data)

Revenues and other income:
Operating revenues	$2,201,736	$1,466,443	$1,880,003	$2,394,031	$3,459,908	$1,549,065	$2,281,926
Earnings from unconsolidated affiliates	26,334	14,775	10,183	4,057	5,671	7,207	13,769
Investment income	56,437	36,961	33,813	50,064	85,430	27,366	30,598

Total revenues and other income	2,284,507	1,518,179	1,923,999	2,448,152	3,551,009	1,583,638	2,326,293

Costs and other deductions:
Direct costs	1,366,967	973,910	1,276,953	1,572,649	1,997,267	929,210	1,208,843
General and administrative expenses	135,496	141,895	165,403	195,388	249,973	118,446	176,627
Depreciation and amortization	184,119	187,665	226,528	254,939	291,638	139,170	169,335
Depletion	5,777	7,700	8,599	45,460	46,894	23,696	20,930
Interest expense	60,722	67,068	70,740	48,507	44,847	22,070	20,223
Losses (gains) on sales of long-lived assets, impairment charges and other expense (income), net	(26,186)	(833)	1,153	(4,629)	46,440	8,094	8,245

Total costs and other deductions	1,726,895	1,377,405	1,749,376	2,112,314	2,677,059	1,240,686	1,604,203

Income before income taxes	557,612	140,774	174,623	335,838	873,950	342,952	722,090
Income tax expense (benefit)	200,162	19,285	(17,605)	33,381	225,255	83,733	231,894

Net income	$357,450	$121,489	$192,228	$302,457	$648,695	$259,219	$490,196

Earnings per diluted share	$1.12	$0.40	$0.62	$0.96	$2.00	$.81	$1.56
Weighted-average number of diluted shares Outstanding	337,580	299,994	313,794	328,060	324,378	319,992	314,608
Capital expenditures and acquisitions of businesses(2)	$803,241	$702,843	$353,138	$544,429	$1,003,269	$389,442	$879,552
Interest coverage ratio(3)	13.3:1	6.0:1	6.8:1	14.1:1	28.0:1	21:1	38.7:1

Balance Sheet Data(1)

						As of
	As of December 31,					June 30,
	2001	2002	2003	2004	2005	2006
	(In thousands, except ratio data)

Cash and cash equivalents, and short-term and long-term investments	$918,637	$1,345,799	$1,579,090	$1,411,047	$1,646,327	$2,008,494
Working capital	1,077,841	1,077,602	1,529,691	821,120	1,264,852	2,328,195
Property, plant and equipment, net	2,451,386	2,801,067	2,990,792	3,275,495	3,886,924	4,563,893
Total assets	4,151,915	5,063,872	5,602,692	5,862,609	7,230,407	8,591,135
Long-term debt	1,567,616	1,614,656	1,985,553	1,201,686	1,251,751	4,002,963
Shareholders’ Equity	$1,857,866	$2,158,455	$2,490,275	$2,929,393	$3,758,140	3,075,859
Funded debt to capital ratio:
Gross(4)	0.46:1	0.49:1	0.48:1	0.41:1	0.35:1	0.57:1
Net(5)	0.26:1	0.26:1	0.22:1	0.17:1	0.09:1	0.39:1

(1)	Our acquisitions’ results of operations and financial position have been included beginning on the respective dates of acquisition and include Pragma Drilling Equipment (May 2006), Airborne Energy Solutions assets (January 2006), Sunset Well Service Inc. (August 2005), Alexander Drilling Inc. assets (June 2005), Phillips Trucking, Inc. assets (June 2005), Rocky Mountain Oil Tools, Inc. assets (March 2005), Ryan Energy Technologies, Inc. (October 2002), Enserco Energy Service Company Inc. (April 2002) and Command Drilling Corporation (November 2001).

(2)	Represents capital expenditures and the portion of the purchase price of acquisitions allocated to fixed assets and goodwill based on their fair market value.

(3)	The interest coverage ratio is computed by calculating the sum of income before income taxes, interest expense, depreciation and amortization, and depletion expense and then dividing by interest expense. This ratio is a method for calculating the amount of cash flows available to cover interest expense.

(4)	The gross funded debt to capital ratio is calculated by dividing funded debt by funded debt plus capital. Funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term debt and (3) long-term debt. Capital is defined as shareholders’ equity.

(5)	The net funded debt to capital ratio is calculated by dividing net funded debt by net funded debt plus capital. Net funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term debt and (3) long-term debt and then subtracting cash and cash equivalents and investments. Capital is defined as shareholders’ equity.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture among us, Nabors, as guarantor, and Wells Fargo Bank, National Association, as trustee, and references in this section to the indenture are references to such indenture. The following summarizes the material provisions of the notes and the indenture. The following summary is not complete and is subject to, and qualified by reference to, all of the provisions of the notes and the indenture.

General

We originally issued $2,500,000,000 of the notes in a private placement on May 23, 2006 and $250,000,000 additional notes in a private placement on June 8, 2006 upon the initial purchasers’ exercise of their option to purchase additional notes. The notes will mature on May 15, 2011. The notes are our unsecured obligations, ranking:

•	effectively junior in right of payment to any of our future secured debt;

•	equally in right of payment with any of our existing and future unsubordinated debt; and

•	senior in right of payment to any of our future senior subordinated or subordinated debt.

The notes bear interest at the rate of 0.94% per year. We will pay interest semiannually in arrears on May 15 and November 15 of each year to the holders of record at the close of business on May 1 or November 1 immediately preceding the applicable interest payment date, beginning November 15, 2006. However, we will not pay in cash accrued interest (excluding any liquidated damages and additional amounts) on any notes when they are exchanged, except as described under “— Exchange Procedures.”

If an interest payment date is not a business day, payment will be made on the next succeeding business day, and no additional interest will accrue thereon. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months, and will accrue from May 23, 2006 or from the most recent interest payment date to which interest has been paid. We will pay interest on global notes to DTC in immediately available funds.

The principal amount of each note is payable at the office or agency of the paying agent, initially the trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for this purpose. Notes may be presented for exchange at the office of the exchange agent. Notes in certificated form may be presented for exchange for other notes or registration of transfer at the office of the registrar. Initially, the trustee will be the paying agent, the exchange agent and the registrar. We will not charge a service charge for any registration, transfer or exchange of notes. However, we may require the holder to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of notes.

Neither we, Nabors nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we, Nabors nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our or Nabors securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of Nabors or us except to the extent described below under “— Purchase at the Option of the Holder Upon a Change in Control” and “— Adjustment to Exchange Rate Upon a Change in Control.”

Guarantee

Nabors fully and unconditionally guarantees the due and punctual payment of the principal of, interest, liquidated damages and additional amounts, if any, on the notes, payments required upon exchange of the notes and any other obligations of ours under the notes when and as they become due and payable, whether at maturity, upon purchase, by declaration of acceleration or otherwise, if we are unable to satisfy these obligations. Nabors’ guarantee of our obligations under the notes is its unsecured and unsubordinated obligation and has the same ranking with respect to Nabors indebtedness as the notes have with respect to our indebtedness. The guarantee provides that, in the event of a default in payment by us on the notes, the holders of the notes may institute legal proceedings directly against Nabors to enforce the guarantee without first proceeding against us.

Exchange Rights of Holders of Notes

You may exchange any of your notes, in whole or in part, during the 30 calendar days ending at the close of business on the business day immediately preceding the final maturity date of the notes (unless earlier purchased) and, prior thereto, only under any of the following circumstances:

•	upon satisfaction of a sale price condition;

•	upon satisfaction of the trading price condition; or

•	upon specified corporate transactions or the occurrence of a Change in Control;

all as described below, provided that you may exchange your notes in part only if such part is $1,000 principal amount or an integral multiple of $1,000 principal amount.

Exchange Procedures

The amount of cash and, if applicable, the number of Nabors’ common shares, for which the notes may be exchanged is based on an initial exchange rate of 21.8221 Nabors’ common shares per $1,000 principal amount of the notes (equivalent to an initial exchange price of approximately $45.83 per common share). Nabors will not issue fractional common shares upon exchange of notes. Instead, we will pay cash in lieu of a fractional share based on the applicable portion of the arithmetic average of the volume weighted average price of Nabors’ common shares for each of the 10 trading days of the exchange reference period. The exchange rate will be adjusted as described under “Adjustment to Exchange Rate Upon a Change in Control” and “— Adjustments to Exchange Rate” below. The “exchange price” as of any day will equal $1,000 divided by the exchange rate on such date.

To exchange your note you must:

•	complete and manually sign the exchange notice on the back of the note (or a facsimile of such exchange notice) and deliver it to the exchange agent;

•	surrender the note to the exchange agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	pay any transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

Upon exchange of the notes, a holder will not receive any cash payment of interest, except as described in the immediately following paragraph. As a result, accrued but unpaid interest, if any, and additional amounts, if any, attributable to the period from the most recent interest payment date to the exchange date will be deemed paid in full with the cash paid and, if applicable, Nabors’ common shares issued upon exchange rather than cancelled, extinguished and forfeited. Our delivery to the holder of the cash to be paid upon exchange of the notes (including any cash payment of fractional shares) and, if applicable, Nabors’ common shares for which the notes are exchangeable will be deemed to satisfy our obligation to pay:

•	the principal amount of the notes; and

•	accrued but unpaid interest (excluding liquidated damages) and additional amounts, if any, attributable to the period from the most recent interest payment date to the exchange date.

Notwithstanding the preceding paragraph, if the exchange date occurs after a record date for an interest payment but on or prior to the corresponding interest payment date, holders of notes at the close of business on the record date will receive any interest payable on such notes on the corresponding interest payment date notwithstanding the exchange. Such notes, upon surrender for exchange, must be accompanied by funds equal to the amount of interest payable on the notes so exchanged; provided that no such payment need be made

(1) in connection with any exchange following the regular record date immediately preceding the final interest payment date, (2) if we have specified a purchase date following a Change in Control that is during such period or (3) if any overdue interest exists at the time of exchange with respect to such notes to the extent of such overdue interest.

Pursuant to the indenture, the date on which all of the requirements for delivery of the notes for exchange have been satisfied is the exchange date.

Payment Upon Exchange

As soon as practicable, upon exchange, we will deliver to holders in respect of each $1,000 principal amount of notes being exchanged:

•	cash in an amount equal to the lesser of (i) $1,000 and (ii) the exchange value, as defined below; and

•	if the exchange value is greater than $1,000, a number of Nabors’ common shares (the “remaining shares”) equal to the sum of the daily share amounts (as defined below) for each of the 10 trading days in the exchange reference period (as defined below).

“Exchange value” means the product of (1) the applicable exchange rate multiplied by (2) the average of the volume weighted average price (as defined below) per Nabors’ common share on each of the 10 trading days during the exchange reference period.

The “daily share amounts” means, for each trading day of the exchange reference period and each $1,000 principal amount of notes surrendered for exchange, a number of Nabors’ common shares (but in no event less than zero) determined by the following formula:

(	volume weighted average price per share for such trading day	×	exchange rate in effect on such trading day	)	−	$1,000

volume weighted average price per share for such trading day × 10

The “volume weighted average price” per Nabors’ common share on any trading day means the volume weighted average price on the New York Stock Exchange for the period between 9:30 a.m. and 4:00 p.m., New York City Time, as shown on Bloomberg (or any successor service) page NBR UN ‹EQUITY› VAP ‹GO›, or if such page or its equivalent is not available, the (a) price of each trade in Nabors’ common shares multiplied by the number of shares in each such trade (b) divided by the total shares traded, in each case during such trading day between 9:30 a.m. and 4:00 p.m., New York City Time on the New York Stock Exchange or, if Nabors common shares are not traded on the New York Stock Exchange, the principal national securities exchange on which Nabors common shares is listed, as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

A “trading day” is any day on which (i) there is no market disruption event (as defined below) and (ii) the New York Stock Exchange or, if Nabors’ common shares are not quoted on the New York Stock Exchange, the principal U.S. national or regional securities exchange on which Nabors’ common shares are listed, is open for trading or, if Nabors’ common shares are not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

A “market disruption event” means the occurrence or existence for more than one half hour period in the aggregate on any scheduled trading day for Nabors’ common shares of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the New York Stock Exchange or otherwise) in Nabors’ common shares or in any options, contracts or future contracts relating to Nabors’ common shares and such suspension or limitation occurs or exists at any time before 1:00 p.m., (New York City time) on such day.

The “exchange reference period” means:

•	for notes that are exchanged during the period beginning on the 30 calendar days ending at the close of business on the business day immediately preceding the maturity date of the notes, the 10 consecutive trading days beginning on the third trading day following the maturity date; and

•	in all other instances, the 10 consecutive trading days beginning on the third trading day following the exchange date.

Exchange Upon Satisfaction of Sale Price Condition

A holder may surrender any of its notes for exchange in any calendar quarter (and only during such calendar quarter) if the sale price of Nabors’ common shares for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 130% of the then applicable exchange price per share of the Nabors’ common shares on such last trading day.

The initial exchange trigger price for the notes is approximately $59.57, which is 130% of the exchange price per Nabors’ common share for the notes assuming no events have occurred that would require an adjustment to the exchange rate.

The “sale price” of the Nabors’ common shares means, on any date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one, in either case, the average of the average bid and the average asked prices) on that date as reported in transactions for the principal United States securities exchange on which Nabors’ common shares are traded or, if Nabors’ common shares are not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market. The sale price will be determined without reference to after-hours or extended market trading. If Nabors’ common shares are not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “sale price” will be the last quoted bid price for Nabors’ common shares in the over-the-counter market on the relevant date as reported by the Pink Sheets LLC or similar organization. If Nabors’ common shares are not so quoted, the “sale price” will be the average of the mid-point of the last bid and asked prices for Nabors’ common shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Exchange Upon Satisfaction of Trading Price Condition

You may surrender your notes for exchange at any time prior to the business day immediately preceding the maturity date during the five business days immediately following any ten consecutive trading day period in which the trading price per $1,000 principal amount of notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of that period was less than 95% of the product of the sale price of Nabors’ common shares and the then applicable exchange rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 95% of the product of the sale price of Nabors’ common shares and the then applicable exchange rate.

In connection with any exchange upon satisfaction for the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be less than 95% of the product of the price of

Nabors’ common shares and the then applicable exchange rate; at which time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the price of Nabors’ common shares and the then applicable exchange rate.

Exchange Upon Specified Corporate Transactions

If Nabors elects to:

•	distribute to all holders of its common shares certain rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, common shares at less than the sale price of a common share on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of its common shares its assets, debt securities or certain rights to purchase its securities, which distribution has a per share value as determined by its board of directors exceeding 15% of the sale price of a common share on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for exchange at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise exchangeable at such time. No holder may exercise this right to exchange if the holder otherwise may participate in the distribution without exchange. The ex-dividend date is the first date upon which a sale of the common shares does not automatically transfer the right to receive the relevant distribution from the seller of the common shares to its buyer.

In addition, if Nabors proposes to engage in a consolidation, merger or combination, as a result of which Nabors’ common shares would be converted into cash, securities or other properties or assets with respect to or in exchange for such common shares, a holder may surrender notes for exchange:

•	in the case of such a consolidation, merger, or combination that does not constitute a Change in Control, at any time from and after the date that is 15 days prior to the announced anticipated effective date of the transaction until five days after the actual effective date of such transaction; or

•	in the case of a Change in Control, at any time from or after the effective date of the Change in Control and on or before the Change in Control Purchase Date described under “— Purchase at the Option of the Holder Upon a Change in Control” in connection with such Change in Control.

If Nabors engages in certain reclassifications of its common shares or is a party to a consolidation, merger, combination or transfer, conveyance or lease of all or substantially all of its assets (regardless of whether the transaction constitutes a Change in Control) as a result of which holders of Nabors’ common shares shall be entitled to receive cash, securities or other properties or assets with respect to or in exchange for such common shares, then after the effective date of the transaction, the exchange values and the daily share amounts will be determined based on the kind and amount of consideration that would have been received pursuant to the transaction by a holder of a number of Nabors’ common shares equal to the then applicable exchange rate and any exchange value in excess of the principal amount will be paid in cash, such consideration or combination thereof, all as provided below under “— Adjustments to Exchange Rate.” If the transaction also constitutes a Change in Control, as defined below, a holder can require us to purchase all or a portion of its notes as described below under “— Purchase at Option of the Holder Upon a Change in Control.”

Adjustments to Exchange Rate

The exchange rate for the notes is subject to adjustment in certain events under formulae as set forth in the indenture, including:

(1) the issuance of Nabors’ common shares as a dividend or distribution on the Nabors’ common shares;

(2) certain subdivisions and combinations of the Nabors’ common shares;

(3) the issuance to all holders of Nabors’ common shares of certain rights or warrants to purchase common shares;

(4) the distribution to all holders of Nabors’ common shares of capital stock, other than Nabors’ common shares, or evidences of Nabors indebtedness or of assets. This includes securities other than Nabors’ common shares, but excludes those rights, warrants, dividends and distributions referred to in clauses (1) and (3) above or paid in cash;

(5) distributions consisting of cash, excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Nabors, whether voluntary or involuntary, in which event the exchange rate will be adjusted by multiplying:

•	the exchange rate, by a fraction,

•	the numerator of which will be the market price of Nabors’ common shares and the denominator of which will be the market price of Nabors’ common shares minus the amount per share of such dividend or distribution; and

(6) Nabors or any of its subsidiaries makes distributions of cash or other consideration in respect of a tender or exchange offer for Nabors’ common shares where such cash and the value of any such other consideration per Nabors’ common share validly tendered or exchanged exceeds the market price (as defined in the indenture) of the Nabors’ common shares as of the last time which tenders or exchanges may be made pursuant to the tender or exchange offer.

For purposes of the adjustment to the exchange rate described in clause (5) above, “market price of Nabors’ common shares” means the average sale price for a Nabors’ common share for the five trading day period ending on the trading day prior to the ex-dividend date. For purposes of the adjustment to the exchange rate described in clause (6) above, “market price of Nabors’ common shares” means the average sale price for a Nabors’ common share for the five trading day period beginning on the trading day after the date on which the tender or exchange offer expires.

In no event shall the exchange rate as adjusted pursuant to clauses (5) and (6) above exceed 28.3687 per $1,000 principal amount of notes (as may be adjusted on a proportional basis for any adjustment made pursuant to clauses (l)-(4) above).

The indenture provides that if Nabors implements a shareholders’ rights plan, the rights plan must provide that upon exchange of the notes the holders will receive, in addition to the Nabors’ common shares issuable upon exchange, the rights which would attach to the Nabors’ common shares issuable upon exchange, regardless of whether the rights have separated from the Nabors’ common shares at the time of exchange.

Except as stated above, the exchange rate will not be adjusted for the issuance of Nabors’ common shares or any securities exchangeable for Nabors’ common shares or carrying the right to purchase any of the foregoing.

In the case of:

•	any reclassification of the Nabors’ common shares, or

•	a consolidation, merger, or combination involving Nabors or a transfer, conveyance, or lease to another corporation of the property and assets of Nabors as an entirety or substantially as an entirety, in which holders of Nabors’ common shares receive stock, other securities, other property, assets or cash for their common shares, upon exchange of notes following the effective date of such event the provisions set forth under “— Payment Upon Exchange” shall continue to apply, with the exchange values and the daily share amounts determined based on the kind and amount of consideration that would have been received pursuant to the transaction by a holder of a number of Nabors’ common shares equal to the then applicable exchange rate and the remaining shares shall be paid in such consideration. For purposes of the foregoing, the definitions of volume weighted average price and trading day would be modified to apply to such consideration as applicable. In the event holders of Nabors’ common shares have the opportunity to elect the form of consideration to be received in such transaction, then from and after the effective date of such transaction, the notes shall be exchangeable into the consideration that a majority of the holders of Nabors’ common shares who made such an election received in such transaction. We and Nabors may not become a party to any such transaction unless its terms are consistent with the foregoing.

In the event of a taxable distribution to holders of Nabors’ common shares or in certain other circumstances requiring an adjustment to the exchange rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of Nabors’ common shares.

Adjustment to Exchange Rate Upon a Change in Control

If and only to the extent you elect to exchange your notes in connection with a transaction described under the definition of a Change in Control described below under “— Purchase of Notes at the Option of the Holder Upon a Change in Control,” we will increase the exchange rate for the notes by a number of Nabors’ common shares as described below. The number of make-whole shares by which the exchange rate is increased will be determined by reference to the table below, based on the date on which the Change in Control becomes effective and the price paid per Nabors’ common share in such Change in Control transaction. If the holder of Nabors’ common shares receives only cash in such transaction, the share price will be the cash amount paid per share. Otherwise, the share price will be the average of the volume weighted average price of Nabors’ common shares on the five trading days immediately preceding the effective date of such Change in Control. We will notify you of the anticipated effective date of any Change in Control at least 20 trading days prior to such date.

An exchange of the notes by a holder will be deemed for these purposes to be “in connection with” a Change in Control if the exchange notice is received by the exchange agent following the effective date of the Change in Control but before the related Change in Control Purchase Date (as specified in the purchase notice described under “— Purchase at the Option of the Holder Upon a Change in Control”).

The number of additional shares will be adjusted in the same manner as and as of the same date on which the exchange rate of the notes is adjusted as described above under “— Adjustments to Exchange Rate.” The share prices set forth in the first column of the table below will be simultaneously adjusted to equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exchange rate immediately prior to the adjustment and the denominator of which is the exchange rate as so adjusted.

The following table sets forth the number of additional shares by which the exchange rate for the notes shall be adjusted:

	Effective Date
Share Price on	May 18,	May 15,	May 15,	May 15,	May 15,	May 15,
Effective Date	2006	2007	2008	2009	2010	2011

$ 35.25	6.5466	6.5466	6.5466	6.5000	6.3397	0.0000
$ 45.83	3.5350	3.4074	3.1935	2.8483	2.2335	0.0000
$ 55.00	2.1993	2.0385	1.7985	1.4420	0.8675	0.0000
$ 65.00	1.3702	1.2168	1.0034	0.7109	0.3052	0.0000
$ 75.00	0.8819	0.7509	0.5787	0.3617	0.1088	0.0000
$ 85.00	0.5802	0.4737	0.3412	0.1880	0.0398	0.0000
$ 95.00	0.3866	0.3024	0.2032	0.0981	0.0141	0.0000
$105.00	0.2585	0.1932	0.1202	0.0497	0.0032	0.0000
$115.00	0.1719	0.1220	0.0692	0.0228	0.0000	0.0000
$125.00	0.1124	0.0748	0.0373	0.0077	0.0000	0.0000
$135.00	0.0711	0.0433	0.0173	0.0002	0.0000	0.0000
$145.00	0.0424	0.0224	0.0052	0.0000	0.0000	0.0000
$155.00	0.0227	0.0088	0.0000	0.0000	0.0000	0.0000
$165.00	0.0093	0.0009	0.0000	0.0000	0.0000	0.0000

The exact share price and effective dates of the Change in Control transaction may not be set forth on the table, in which case, if the share price is:

•	between two share prices in the table or such effective date is between two dates on the table, the number of make-whole shares added to the exchange rate of the notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $165 per share (subject to adjustment), no make-whole shares will be added to the exchange rate of the notes; and

•	less than $35.25 per share (subject to adjustment), no make-whole shares will be added to the exchange rate of the notes.

Notwithstanding the foregoing, in no event will the exchange rate for the notes exceed 28.3687 per $1,000 principal amount of the notes, subject to adjustments in the same manner as the exchange rate.

Any exchange that entitles the exchanging holder to an adjustment to the exchange rate as described in this section shall be settled as described under “— Payment Upon Exchange” above.

Our obligation to increase the exchange rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

Purchase at the Option of the Holder Upon a Change in Control

If a Change in Control occurs at any time prior to maturity, each holder will have the right, at the holder’s option, to require us to purchase any or all of the holder’s notes. The notes may be purchased in principal amounts of $1,000 multiples. We will purchase the notes at a price equal to the principal amount plus any accrued and unpaid interest, if any, liquidated damages and additional amounts owed, if any, and overdue interest, if any, to the purchase date; provided that if such purchase date falls after a record date and on or prior to the corresponding interest payment date, then the interest payable on such interest payment date shall be paid to the holders of record of the notes on the applicable record date instead of the holders surrendering the notes for purchase.

On or before the 30th day after the occurrence of a Change in Control, we will mail to all holders of record of the notes, a notice of the occurrence of the Change in Control and of the resulting purchase right. We also will deliver to the trustee a copy of the notice. To exercise the purchase right, holders of notes must deliver, on a date selected by the Company (the “Change in Control Purchase Date”), which date must be no earlier than 20 trading days after the date of our notice of a Change in Control and no later than 35 trading days after the date of our notice of a Change in Control, the notes to be purchased, duly endorsed for transfer, together with the form entitled “Option to Elect Purchase Upon a Change in Control” on the reverse side of the notes duly completed, to us, or an agent designated by us.

The Change in Control Purchase Notice will state, among other matters:

•	briefly, the event(s) causing the Change in Control;

•	the effective date of the Change in Control;

•	the Change in Control Purchase Date, which must be no earlier than 20 trading days after and no later than 35 trading days after the date of the notice of a Change in Control;

•	the last date upon which a holder may exercise its purchase right;

•	the Change in Control purchase price;

•	the names and addresses of the paying agent and the exchange agent;

•	the then-current exchange rate and any adjustments thereto, including the amount of make-whole shares issuable with respect to such exchange;

•	that notes with respect to which a holder has elected its purchase right may be exchanged only upon a withdrawal of such election in accordance with the terms of the indenture;

•	that the Change in Control purchase price for any note as to which an Option to Elect Purchase Upon a Change in Control has been duly given and not withdrawn, together with any accrued interest payable with respect thereto, will be paid on or prior to the third Trading Day following the later of the Change in Control purchase date and the time of surrender of such note;

•	briefly, the exchange rights of the notes;

•	the procedures a holder must follow to exercise its repurchase right and for withdrawing an Option to Elect Purchase upon a Change in Control;

•	that, unless the Company defaults in making payment of such Change in Control Purchase Price and interest due, if any, interest on the Securities surrendered for purchase will cease to accrue on and after the Change in Control Purchase Date; and

•	the CUSIP number or numbers, as the case may be, of the Securities.

A “Change in Control” shall be deemed to have occurred at such time as either of the following events shall occur:

(i) any person or group, other than Nabors, Nabors’ subsidiaries or any employee benefits plan of Nabors or its subsidiaries, files a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Exchange Act, disclosing that such person has become the beneficial owner of shares with a majority of total voting power of Nabors’ common shares; unless such beneficial ownership (a) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (b) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act; or

(ii) Nabors consolidates with or merges with or into another person (other than one of its subsidiaries), or sells, conveys, transfers or leases all or substantially all of its properties and assets to any person (other than one of its subsidiaries) or any person (other than one of its subsidiaries) consolidates with or merges with or into Nabors, and the outstanding Nabors’ common shares are reclassified into, converted for or converted into the right to receive any other property or security, provided that none of these circumstances will be a Change in Control if persons that beneficially own Nabors’ common shares immediately prior to the transaction own, directly or indirectly, Nabors’ common shares with a majority of the total voting power of all outstanding voting stock of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of the Nabors’ common shares immediately prior to the transaction.

For purposes of defining a Change in Control:

(x) the term “person” and the term “group” have the meanings given by Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

(y) the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

(z) the term “beneficial owner” is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

Notwithstanding the foregoing, it will not constitute a Change in Control if at least 90% of the consideration for the Nabors’ common shares (excluding cash payments for fractional shares and cash payments made in respect of dissenter’s appraisal rights and cash payment of the settlement amount, if any) in the transaction or transactions constituting the Change in Control transaction consists of common stock traded on a United States national securities exchange or approved for quotation on The Nasdaq National Market, or which will be so traded or quoted when exchanged in connection with the Change in Control transaction, and as a result of such transaction or transactions the notes become convertible solely into such common stock.

To exercise the purchase right, holders of notes must deliver, on or before the third day immediately preceding the Change in Control Purchase Date, the notes to be purchased, duly endorsed for transfer, together with the form entitled “Option to Elect Purchase Upon a Change in Control” on the reverse side of the note duly completed, to us, or an agent designated by us.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the purchase of the notes in the event of a Change in Control.

The purchase rights of the holders of notes (and the requirement to increase the exchange rate in the event of certain exchanges) could discourage a potential acquirer of Nabors. The Change in Control purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of Nabors by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term Change in Control is limited to specified transactions and may not include other events that might adversely affect our financial condition or the financial condition of Nabors. In addition, holders may not be protected by the requirement that we offer to purchase the notes upon a Change in Control in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Nabors.

No notes may be purchased at the option of holders upon a Change in Control if there has occurred and is continuing an event of default described under “— Events of Default; Notice and Waiver” below. However, notes may be purchased if the event of default is in the payment of the Change in Control purchase price with respect to the notes.

Mergers and Sales of Assets

The indenture provides that neither we nor Nabors will consolidate with or merge into any other person or convey, transfer or lease our or its properties and assets substantially as an entirety to another person, unless, among other items:

•	with respect to us, we are the continuing corporation or the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our and/or Nabors obligations, as applicable under the notes and the indenture;

•	if as a result of such transaction, the notes become convertible or exchangeable into common shares or other securities issued by a third party, such third party fully and unconditionally guarantees obligations of us or such successor under the notes and the indenture; and

•	neither we, Nabors nor the successor person will immediately thereafter be in default under the indenture.

Upon the assumption of our and/or Nabors obligations by a successor as described above, subject to certain exceptions, we and/or Nabors will be discharged from all obligations under the notes and the indenture. Certain of these transactions which would constitute a Change in Control would permit each holder to require us to purchase their notes as described under “— Purchase at Option of the Holder Upon a Change in Control.”

Events of Default; Notice and Waiver

The indenture provides that, if an event of default specified in the indenture has happened and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare due and payable:

•	the principal amount of the notes; plus

•	interest, if any, or liquidated damages and additional amounts, if any, accrued and unpaid on the notes to the date of the declaration.

In the case of certain events of bankruptcy or insolvency, the principal amount of the notes plus interest, if any, and liquidated damages and additional amounts, if any, on the notes, accrued and unpaid to the occurrence of the event, will automatically become and be immediately due and payable.

Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding notes may rescind any acceleration with respect to the notes and its consequences.

To the extent lawful, payments of principal or interest, including additional amounts, if any, on the notes that are not made when due will accrue at an annual rate of 1.0% above the then applicable interest rate from the required payment date.

Under the indenture, events of default are defined as:

(1) default in payment of:

•	the principal amount (if the default continues for 10 days),

•	interest, if any, or liquidated damages and additional amounts, if any, on the notes, if any (if the default continues for 30 days), or

•	Change in Control purchase price (if the default continues for 10 days) with respect to any note when it becomes due and payable;

(2) our failure for 20 days to deliver cash or a combination of cash and Nabors’ common shares (including cash in lieu of fractional shares) when required to be delivered following the exchange of a note;

(3) our or Nabors failure to comply with any of our or their other agreements in the notes or the indenture upon the receipt by us of notice of the default by the trustee or by holders of not less than 25%

in aggregate principal amount of the notes, then outstanding and our failure to cure the default within 90 days after receipt by us of such notice;

(4) certain events of our or Nabors bankruptcy or insolvency; or

(5) the failure to keep Nabors full and unconditional guarantee in place.

The trustee will give notice to holders of the notes of any continuing default known to the trustee within 90 days after the trustee becomes aware of such default; provided that, except in the case of a default as described in clause (1) above, the trustee may withhold notice if it determines in good faith that withholding the notice is in the interests of the holders.

The holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee; provided that the direction may not conflict with any law or the indenture and will be subject to certain other limitations. Before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from the holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities incurred by it in complying with the direction. No holder of any note will have any right to pursue any remedy with respect to the indenture or the notes unless:

(1) the holder has previously given us and the trustee written notice of a continuing event of default;

(2) the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request to the trustee to pursue the remedy;

(3) the holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

(4) the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with the request within 60 days after receipt of the request; and

(5) the trustee has failed to comply with the request within the 60-day period.

However, the right of any holder (1) to receive payment of the principal amount, interest, or additional amounts, if any, on the notes, Change in Control purchase price or any overdue interest, in respect of the notes held by such holder, on or after the respective due dates of such payments, (2) to institute suit for the enforcement of any payments or exchange or (3) to exchange notes, will not be impaired or adversely affected without the holder’s consent.

The holders of at least a majority in aggregate principal amount of the outstanding notes may waive an existing default and its consequences, other than:

•	any default in any payment on the notes;

•	any default with respect to the exchange rights of the notes; or

•	any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each note as described under “— Modification.”

We will be required to furnish to the trustee annually a statement as to any default by us or Nabors in the performance and observance of our or Nabors obligations under the indenture.

Modification

Modification and amendment of the indenture or the notes may be effected by us, Nabors and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. Notwithstanding the foregoing, no amendment may without the consent of each holder affected thereby:

(1) reduce the principal amount, purchase price or extend the stated maturity of any notes or alter the manner or rate of accrual of interest, liquidated damages, or additional amounts or make any note payable in money or securities other than that stated in the notes;

(2) make any change to the principal amount of notes whose holders must consent to an amendment or any waiver under the indenture or modify the indenture provisions relating to amendments or waivers with respect to the payment of principal;

(3) make any change that adversely affects a holder’s right to exchange any note or reduce the amount of cash, Nabors’ common shares or other property deliverable upon exchange pursuant to the terms of the indenture or the right to require us to purchase a note upon a Change in Control; or

(4) impair the right to institute suit for the enforcement of any payment with respect to, or exchange of, the notes.

The indenture also provides for certain modifications of their terms without the consent of the holders.

Payment of Additional Amounts

Unless otherwise required by Bermudan law, neither we nor Nabors will deduct or withhold from payments made with respect to the notes and the guarantee on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any political subdivisions or taxing authorities in Bermuda having the power to tax. In the event that either we or Nabors is required to withhold or deduct on account of any Bermudan taxes due from any payment made under or with respect to the notes or the guarantee, as the case may be, we or Nabors, as the case may be, will pay additional amounts so that the net amount received by each holder of notes will equal the amount that the holder would have received if the Bermudan taxes had not been required to be withheld or deducted. The amounts that we or Nabors are required to pay to preserve the net amount receivable by the holders of the notes are referred to as “additional amounts.”

Also, additional amounts will not be payable with respect to a payment made to a holder of the notes to the extent:

(1) that any Bermudan taxes would not have been so imposed but for the existence of any present or former connection between the holder and Bermuda other than the mere receipt of the payment, the acquisition, ownership or disposition of such notes or the exercise or enforcement of rights under the notes, the guarantee or the indenture;

(2) of any estate, inheritance, gift, sales, transfer or personal property taxes imposed with respect to the notes, except as described below or as otherwise provided in the indenture;

(3) that any such Bermudan taxes would not have been imposed but for the presentation of the notes, where presentation is required, for payment on a date more than 30 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to additional amounts had the notes been presented for payment on any date during such 30-day period; or

(4) that the holder would not be liable or subject to such withholding or deduction of Bermudan taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if:

•	the making of the declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant taxing authority as a precondition to an exemption from, or reduction in, the relevant taxes; and

•	at least 60 days prior to the first payment date with respect to which we or Nabors shall apply this clause, we or Nabors shall have notified all holders of the notes in writing that they shall be required to provide this declaration or claim.

We and Nabors will also:

•	withhold or deduct such Bermudan taxes as required;

•	remit the full amount of taxes deducted or withheld to the relevant taxing authority in accordance with all applicable laws;

•	use reasonable efforts to obtain from each relevant taxing authority imposing the taxes certified copies of tax receipts evidencing the payment of any taxes deducted or withheld; and

•	upon request, make available to the holders of the notes, within 60 days after the date the payment of any taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us or Nabors and, notwithstanding our or Nabors efforts to obtain the receipts, if the same are not obtainable, other evidence of such payments.

In addition, we or Nabors will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and additional amounts with respect thereto, payable in Bermuda or the United States or any political subdivision or taxing authority of or in the foregoing with respect to the creation, issue, offering, enforcement, or retirement of the notes or the guarantee.

If payments with respect to the notes or the guarantee become subject generally to the taxing jurisdiction of any Territory or any political subdivision or taxing authority having power to tax, other than or in addition to any political subdivision or taxing authority in Bermuda having the power to tax, immediately upon becoming aware thereof we will notify the trustee of such event, and we or Nabors, as the case may be, will pay additional amounts in respect thereof on terms corresponding to the terms of the foregoing provisions of this “Payment of Additional Amounts” section with the substitution for (or, as the case may be, in addition to) the references herein to any political subdivisions or taxing authority in Bermuda having the power to tax with references to that other or additional Territory or any political subdivision or taxing authority having the power to tax to whose taxing jurisdiction such payments shall have become subject as aforesaid. The term “Territory” means for this purpose any jurisdiction in which we or Nabors as the case may be, is incorporated or in which we or Nabors has our or its place of central management or central control.

Form and Denomination

The notes are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples of $1,000. We may not reissue a note that has matured or been exchanged, purchased by us at the option of a holder or otherwise canceled, except for the transfer, exchange or replacement of the note.

Global New Security; Book- Entry Form.  The notes will be issued in the form of one or more global notes (collectively, the “global note”). The global note will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co., DTC’s nominee. Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Purchasers of the notes may hold their interests in the global note directly through DTC if the holder is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules, and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Persons who are not participants may beneficially own interests in the global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole holder of the global note. Except as provided below under “— Form and Denomination — Certificated Notes,” owners of beneficial interests in the global note will not be entitled to have certificates registered in their names. These owners will not receive or be entitled to receive physical delivery of certificates in definitive registered form and will not be considered the holders of the global note.

Payment of the principal amount or the purchase price of notes represented by the global note will be made to Cede & Co., the nominee for DTC, as the registered owner of the global note. Payments will be made by wire transfer of immediately available funds on the payment date. We, Nabors, the trustee and any paying agent will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note. In addition, we, Nabors, the trustee and any paying agent will have no responsibility or liability for maintaining, supervising or reviewing any records relating to any beneficial ownership interests.

We have been informed by DTC that, with respect to any payment of principal amount or the purchase price of notes represented by the global note, DTC’s practice is to credit participants’ accounts on the payment date. These payments will be in amounts proportionate to the participants’ respective beneficial interests in the principal amount represented by the global note as shown on the records of DTC. DTC will not credit participants’ accounts if DTC has reason to believe that it will not receive payment on the applicable payment date. Payments by participants to owners of beneficial interests in the principal amount represented by the global note held through participants will be the responsibility of the participants. This is currently the case with securities held for the accounts of customers registered in street name.

Because DTC can only act on behalf of participants who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge its interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing its interest.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

If you would like to exchange your notes for Nabors’ common shares pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants.

Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, Nabors, the trustee, or any registrar, paying agent or exchange agent under the indenture will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note.

Certificated Notes.  Certificated notes may be issued in exchange for notes represented by the global note if no successor depositary is appointed by us as set forth under “— Form and Denomination — Global Note; Book-Entry Form.”

Information Concerning the Trustee

Nabors has appointed Wells Fargo Bank, National Association, as trustee under the indenture, and as paying agent, exchange agent, registrar and custodian with regard to the notes. The trustee is one of a number of banks with which we, Nabors and our subsidiaries maintain ordinary banking relationships.

Governing Law

The indenture, the notes and the guarantee are governed by, and construed in accordance with, the laws of the State of New York.

Certain Bermuda Law Matters

Bermuda has exchange controls which apply to residents in respect of the Bermudan dollar. As an exempt company, Nabors is considered to be nonresident for such controls, consequently, there are no Bermuda governmental restrictions on Nabors ability to make transfers and carry out transactions in all other currencies, including currency of the United States.

There is no reciprocal tax treaty between Bermuda and the United States regarding withholding taxes. Under existing Bermuda law, there is no Bermuda income or withholding tax on dividends, if any, paid by Nabors to its shareholders. Furthermore, no Bermuda tax or other levy is payable on the sale or other transfer (including by gift or on the death of the shareholder) of Nabors’ common shares (other than by shareholders resident in Bermuda).

DESCRIPTION OF NABORS’ SHARE CAPITAL

Nabors’ authorized share capital consists of 850,000,000 shares of capital stock of which 800,000,000 are common shares, par value US$0.001 per share, and 50,000,000 are preferred shares, par value US$0.001 per share. The following summary is qualified in its entirety by the provisions of Nabors’ Memorandum of Association, dated December 10, 2001 and Nabors’ Amended and Restated Bye-Laws adopted on June 24, 2002, as amended to March 30, 2006, which are both publicly available. See “Where You Can Find More Information.” As of July 31, 2006, there were 299,086,910 Nabors’ common shares outstanding and one Nabors’ special voting preferred share, par value US$0.001 per share, outstanding. No other shares of any class or series were outstanding as of July 31, 2006. Nabors intends to purchase a substantial number of Nabors’ common shares in connection with this offering.

Common Shares

Holders of Nabors’ common shares are entitled to one vote on any question to be decided on a show of hands and one vote per common share on a poll on all matters submitted to a vote of the shareholders of Nabors. Except as specifically provided in Nabors’ bye-laws or in The Companies Act 1981 (Bermuda), as amended (which we refer to as the Companies Act in this offering circular), any action to be taken by shareholders at any meeting at which a quorum is in attendance shall be decided by a majority of the issued shares present in person or represented by proxy and entitled to vote. There are no limitations imposed by Bermuda law or Nabors’ bye-laws on the right of shareholders who are not Bermuda residents to hold or to vote their Nabors’ common shares.

Nabors’ bye-laws do not provide for cumulative voting. A special meeting of shareholders may be called by Nabors’ board of directors or as otherwise provided by the Companies Act and applicable law. Any action, except the removal of auditors and directors, required or permitted to be taken at any annual or special meeting of shareholders may be taken by unanimous resolution if the resolution is signed by each shareholder, or their proxy, entitled to vote on the matter.

Holders of Nabors’ common shares do not have a preemptive or preferential right to purchase any other securities of Nabors. Nabors’ common shares have no sinking fund provision.

Preferred Shares

The board of directors of Nabors is authorized, without further shareholder action, to issue from time to time up to 50,000,000 preferred shares in one or more classes or series, and fix for each such class or series such voting power, full or limited, or no voting power, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as are provided in the resolutions adopted by the board of directors providing for the issuance of such class or series. Nabors’ board of directors in authorizing such class or series may provide that any such class or series may be:

•	subject to redemption at the option of Nabors or the holders, or both, at such time or times and at such price or prices;

•	entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in relation to, the dividends payable on any other class or classes or any other series;

•	entitled to such rights upon the dissolution of, or upon any distribution of the assets of, Nabors; or

•	convertible into, or exchangeable for, shares of any other class or classes of shares, or of any other series of the same or any other class or classes of shares, of Nabors at such price or prices or at such rates of exchange and with such adjustments;

in each case, as set forth in the resolutions authorizing that class or series of preferred shares.

A series of preferred shares, consisting of one share, has been designated as a special voting preferred share, having a par value of US$0.001 per share and a liquidation preference of US$0.01. The special voting preferred share has been issued to Computershare Trust Company of Canada, as trustee under a voting and exchange trust agreement among Nabors, Nabors Exchangeco (Canada) Inc., a Canadian corporation and an indirect subsidiary of Nabors and such trustee. The special voting preferred share was issued in connection with Nabors’ acquisition of Enserco Energy Services Company Inc. and Ryan Energy Technologies Inc., both Canadian corporations. Nabors Exchangeco shares are exchangeable for Nabors’ common shares, at each holder’s option, on a one-for-one basis and are listed on the Toronto Stock Exchange. Additionally, these exchangeable shares have essentially identical rights as Nabors’ common shares, including but not limited to voting rights and the right to receive dividends, if any. Except as otherwise required by law, Nabors’ memorandum of association or Nabors’ bye-laws, the one special voting preferred share will possess a number of votes for the election of directors and on all other matters submitted to a vote of Nabors’ shareholders equal to the number of outstanding exchangeable shares of Nabors Exchangeco from time to time not owned by Nabors or any entity controlled by Nabors. The holders of Nabors’ common shares and the holder of the special voting preferred share will vote together as a single class on all matters on which holders of Nabors’ common shares are eligible to vote. In the event of Nabors’ liquidation, dissolution or winding-up, all outstanding exchangeable shares will automatically be exchanged for Nabors’ common shares, and the holder of the special voting preferred share will not be entitled to receive any assets available for distribution to Nabors’ shareholders (other than the US$0.01 liquidation preference). The holder of the special voting preferred share will not be entitled to receive dividends. At such time as the one special voting preferred share has no votes attached to it because there are no exchangeable shares outstanding not owned by Nabors or an entity controlled by Nabors, the special voting preferred share will be redeemed by Nabors for an amount equal to US$0.01 and canceled.

Transfer Agent and Registrar

The transfer agent and registrar for Nabors’ common shares is Equiserve.

Anti-Takeover Effects of Provisions of Nabors’ Memorandum of Association and Bye-Laws

Nabors’ bye-laws have provisions that could have an anti-takeover effect. In addition, Nabors’ bye-laws include an “advance notice” provision which places time limitations on shareholders’ nominations of directors and submission of proposals for consideration at an annual general meeting. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to encourage negotiations with the board of directors in transactions that may involve an actual or potential change of control of Nabors. The bye-laws provide that Nabors’ board of directors will be divided into three classes serving staggered three-year terms. Directors can be removed from office prior to the expiration of their term only for cause by the affirmative vote of the holders of a majority of the voting power of Nabors on the relevant record date. The board of directors does not have the power to remove directors. As long as a quorum of directors remains and is present, vacancies on the board of directors may be filled by a majority vote of the remaining directors. Any general meeting can authorize the board of directors to fill any vacancy left unfilled at a general meeting. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

The bye-laws also provide that the board of directors will consist of not less than five nor more than eighteen persons, the exact number to be set from time to time by the affirmative vote of a majority of the directors then in office. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees.

The bye-laws of Nabors provide that at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors, by any shareholder who complies with certain procedures set forth in the bye-laws or by any shareholder pursuant to the valid exercise of the power granted under the Companies Act.

For business to be properly brought before an annual general meeting by a shareholder in accordance with the terms of the bye-laws the shareholder must have given timely notice thereof in proper written form to the Secretary of Nabors and satisfied all requirements under applicable rules promulgated by the Securities and Exchange Commission. To be timely for consideration at the annual general meeting, a shareholder’s notice must be received by the Secretary at Nabors’ principal executive offices and its registered office in Bermuda not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual general meeting, provided that in the event that the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, not later than the 10th day following the day on which such notice of the date of the annual general meeting was mailed or public disclosure of the date of the annual general meeting was made, whichever occurs first. In order for a shareholder to nominate directors in connection with an annual general meeting of shareholders, a shareholder’s notice of his intention to make such nominations must be received in proper written form as specified in the bye-laws of Nabors by the Secretary of Nabors within the time limits described above.

In addition, the Companies Act provides for a mechanism by which not less than 100 shareholders acting together or any number of shareholders representing not less than one twentieth of the voting power of a Bermuda company may properly propose a resolution for consideration at a general meeting of such company.

Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of Nabors’ common shares must be taken at a duly called annual or special general meeting of shareholders unless taken by written resolution of all holders of common shares. Under the bye-laws, special general meetings may be called at any time by the board of directors or when requisitioned by shareholders pursuant to the provisions of the Companies Act. The Companies Act currently permits shareholders holding not less than 10% of the paid up shares of a company entitled to vote at a general meeting to requisition a special general meeting.

The board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, to from time to time issue any authorized and unissued shares on such terms and conditions as it may determine. For example, the board of directors could authorize the issuance of preferred shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the Nabors’ common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

PRICE RANGE OF COMMON SHARES

Nabors’ common shares are traded on the New York Stock Exchange under the symbol “NBR.” Prior to November 3, 2005, our common shares were traded on the American Stock Exchange. The following table sets forth, for the periods indicated, the high and low last sale price per share of Nabors’ common shares on the American Stock Exchange or the New York Stock Exchange, as applicable, for the periods indicated. All amounts have been adjusted to reflect Nabors’ two-for-one stock split for holders of record March 31, 2006 that was distributed on April 17, 2006

	Sales Price
	High	Low

2004:
First Quarter	24.66	20.50
Second Quarter	23.85	20.01
Third Quarter	23.93	20.62
Fourth Quarter	27.12	22.93
2005:
First Quarter	30.20	23.10
Second Quarter	31.02	25.37
Third Quarter	36.95	30.00
Fourth Quarter	39.93	29.80
2006:
First Quarter	41.35	31.36
Second Quarter	40.71	29.75
Third Quarter (through August 14, 2006)	36.04	29.30

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and Nabors’ common shares into which the notes are exchangeable but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who hold the notes and the Nabors’ common shares into which such notes are exchangeable as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the U.S.;

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of Nabors’ stock entitled to vote;

•	persons who hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the notes or common shares under the constructive sale provisions of the Internal Revenue Code.

In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that holds the notes or common shares and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the notes and Nabors’ common shares arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to non-U.S. holders of the notes are described under “— Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a note that is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Interest

You must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Liquidated Damages

We may be obligated to pay liquidated damages (as described above under “Description of Notes — Registration Rights”) in addition to interest and principal on the notes. We intend to take the position for U.S. federal income tax purposes that any payments of liquidated damages should be taxable to you as additional ordinary income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that liquidated damages will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the note. However, the IRS may take a contrary position from that described above, which could affect the timing and character of your income from the notes. You should consult your tax advisor concerning the appropriate tax treatment of the payment of liquidated damages that could become payable with respect to the notes.

Purchase at the Option of Holder

If, after a Change in Control, you require us to purchase a note and we deliver cash in full satisfaction of the purchase price, the purchase will be treated the same as a sale of the note, as described below under “— Sale, Exchange, Redemption or Other Disposition of the Notes.”

Sale, Exchange, Redemption or Other Disposition of the Notes

Upon the sale, exchange, redemption or other disposition of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other disposition, except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note (increased by the amount of market discount, if any, previously included in income, and decreased by the amount of any amortized bond premium, if any). Such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Exchange of Notes for Cash and Nabors’ Common Shares

The receipt of cash and Nabors’ common shares upon exchange of the notes will generally be treated as a sale or exchange of the notes (see “— Sale, Exchange, Redemption or Other Disposition of the Notes”). Accordingly, you will generally recognize gain or loss on such exchange. The amount of gain or loss will be equal to the difference between your amount realized and your adjusted tax basis in the note. Your amount realized will include the cash plus the fair market value of Nabors’ common shares received. Your amount realized will not include an amount equal to any accrued but unpaid interest not previously included in income, which will be taxable as interest income. The tax basis of any Nabors’ common shares received upon an exchange will equal the fair market value of such shares received at the time of the exchange. Your holding period for the Nabors’ common shares will begin on the day after the exchange.

Constructive Dividends

You may, in certain circumstances, be deemed to have received distributions of Nabors’ common shares if the exchange rate of the notes is adjusted. However, adjustments to the exchange rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of common shares. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to Nabors’ stockholders, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “— Dividends” below even though you have not received any cash or property as a result of such adjustments. You should consult your tax advisor to determine whether the preferential tax rate described below under “— Dividends” is applicable to such a constructive dividend. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Dividends

Distributions, if any, made on Nabors’ common shares generally will be included in your income as dividend income to the extent of Nabors’ current or accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rate provided Nabors’ stock continues to be traded on the NYSE and certain holding period requirements are satisfied. Distributions in excess of Nabors’ current and accumulated earnings and profits would be treated as a return of capital to the extent of your adjusted tax basis in the common shares and thereafter as capital gain from the sale or exchange of such common shares. Dividends would not be eligible for the dividends received deduction generally allowed to U.S. holders that are corporations.

Sale, Exchange or Redemption of Common Shares

Upon the sale, exchange or redemption of Nabors’ common shares, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common shares is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common shares received upon an exchange of a note are determined as discussed above under “— Exchange of the Notes for Nabors’ Common Shares.” The deductibility of capital losses is subject to limitations.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder. In general, subject to the discussion below concerning backup withholding:

Interest

You will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, provided that:

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an IRS Form W-8BEN or successor form, or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders. If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI or successor form stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with your conduct of that trade or business, you generally will be subject to U.S. federal income tax on that interest on a net income basis, although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied, in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. Absent further guidance from the IRS as to whether payments of liquidated damages qualify for the portfolio interest exemption, we may treat payments of liquidated damages, as described above under “Description of Notes — Registration Rights,” made to you as subject to U.S. federal withholding tax. Therefore, we may withhold on such payments at a rate of 30% unless we receive an IRS Form W-8BEN or an IRS Form W-8ECI from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable income tax treaty or that such payments are effectively connected with the conduct of a U.S. trade or business. If you are considering the purchase of notes, you should consult your tax advisor regarding whether you can obtain a refund for the withholding tax imposed on any payments of liquidated damages on the grounds that such payments represent interest qualifying for an exemption or on some other grounds.

Sale, Exchange, Redemption or Other Disposition of the Notes or Common Shares

Any gain realized by you on the sale, exchange (including the exchange of notes for Nabors’ common shares in accordance with the terms of this offering), redemption or other disposition of a note, except with respect to accrued and unpaid interest, which would be taxable as described above, or a Nabors’ common share generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange, redemption or other disposition and certain conditions are met; or

•	in the case of common shares, we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held Nabors’ common shares.

If your gain is effectively connected with your conduct of a trade or business in the U.S., you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty. If you are an individual subject to tax by reason of your presence in the U.S. as described above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of notes or Nabors’ common shares. We do not believe that we are currently, and do not anticipate becoming, a U.S. real property holding corporation. Even if we were, or were to become, a U.S. real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of Nabors’ common shares, provided that Nabors’ common shares was regularly traded on an established securities market during your entire holding period.

Dividends

In general, dividends, if any, received by you with respect to Nabors’ common shares, and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the exchange rate of the notes, as discussed in “— Consequences to U.S. Holders — Constructive Dividends” above, will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the notes. Dividends that are effectively connected with your conduct of a trade or business in the U.S. generally are subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax, assuming compliance with certain certification requirements. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty. In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on Nabors’ common shares are effectively connected with your conduct of a trade or business in the U.S., you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor form as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

U.S. Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of Nabors’ common shares and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. If you are an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, your common shares will be subject to U.S. estate tax, unless an applicable U.S. estate tax treaty provides otherwise.

Backup Withholding Tax and Information Reporting

A non-corporate U.S. holder may be subject to United States federal backup withholding tax at the applicable statutory rate (currently 28%) with respect to payments of principal, premium, if any, and interest (including original issue discount and a payment in common shares pursuant to an exchange or purchase of the notes) on the notes, the payments of dividends on Nabors’ common shares, and the proceeds of dispositions of the notes or Nabors’ common shares, if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States backup withholding certification requirements. A non-U.S. holder may be subject to United States backup withholding tax on payments on the notes or Nabors’ common shares and the proceeds from a sale or other disposition of the notes or Nabors’ common shares unless the non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS. Payments on the notes and Nabors’ common shares, as well as the proceeds from a sale or other disposition, may be subject to information reporting. Holders of the notes should consult their tax advisors concerning the application of the backup withholding and information reporting rules in their particular circumstances.

ERISA CONSIDERATIONS

Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code prohibit plans that are subject to ERISA, plans and other arrangements that are subject to Section 4975 of the Code and entities whose underlying assets are considered to include “plan assets” of such plans and arrangements (collectively, “Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interests” within the meaning of ERISA or “disqualified persons” within the meaning of Section 4975 of the Code. The acquisition and/or ownership of the notes by a Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the notes are acquired and are held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Accordingly, to prevent the possibility of any such prohibited transaction, each purchaser will be deemed to have represented by its purchase and holding of a note that either (1) it is not a Plan and is not purchasing the note on behalf of or with the assets of any Plan and will not transfer the note to any Plan, or (2) its purchase, holding and subsequent disposition of the note is either not a prohibited transaction under ERISA or the Code, or is entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code in accordance with one or more statutory, class or individual prohibited transaction exemptions, and is otherwise permissible under all applicable laws which are similar to ERISA or Section 4975 of the Code.

SELLING SECURITY HOLDERS

We originally issued the notes to Citigroup Global Markets Inc. and Lehman Brothers Inc. in private placements on May 23, 2006 and June 8, 2006. Selling security holders may offer and sell any or all of their notes and the underlying Nabors’ common shares pursuant to this prospectus. When we refer to “selling security holders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees, donees and successors.

The selling securityholders table below contains information with respect to the selling security holders and the principal amount of notes beneficially owned by each selling security holder that may be offered using this prospectus. Unless set forth below, none of the selling security holders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

We have prepared the following tables based on information given to us by the selling security holders named in the table on or before August 17, 2006. Information about the selling security holders may change over time. Any change in this information will be set forth in prospectus supplements, if required.

The selling security holders may offer all or some of their notes from time to time, as a result, we cannot estimate the amount of the notes that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

Generally, only selling security holders identified in the selling security holders table below who beneficially own the securities set forth opposite their respective names may sell offered securities under the registration statement of which this prospectus forms a part. We may from time to time include additional selling security holders in a supplement to this prospectus.

	0.94% Senior Exchangeable
	Notes Due 2011		Common Shares
	Principal Amount of	Percentage of	Nabors’
	Notes Beneficially	Notes	Common Shares	Number of	Number of
	Owned and Offered	Outstanding	Owned Prior to	Shares Offered	Shares Held
Name	Hereby(1)	Before Offering	the Offering(1)(2)	for Sale(3)	After Offering

Alexandra Global Master Fund Ltd.(4)	$20,000,000	*	436,442	436,442	0
Allstate Insurance Company(5)	$9,500,000	*	388,760	207,309	181,450
Allstate Life Insurance Company(5)	$6,000,000	*	159,462	130,932	28,530
American Investors Life Insurance Company(6)	$500,000	*	10,911	10,911	0
Amerisure Mutual Insurance Company(7)	$1,020,000	*	22,258	22,258	0
Arctos Partners Inc.(8)	$15,000,000	*	327,331	327,331	0
Argent Classic Convertible Arbitrage Fund L.P.(9)	$2,880,000	*	62,847	62,847	0
Argent Classic Convertible Arbitrage Fund Ltd.(9).	$17,700,000	*	386,251	386,251	0
Argent Classic Convertible Arbitrage Fund II, L.P.(9)	$540,000	*	11,783	11,783	0
Argent LowLev Convertible Arbitrage Fund, LLC(9)	$260,000	*	5,673	5,673	0
Argent LowLev Convertible Arbitrage Fund Ltd.(9)	$7,140,000	*	155,809	155,809	0
Argent LowLev Convertible Arbitrage Fund II, LLC(9)	$70,000	*	1,527	1,527	0
Argentum Multi-Strategy Fund Ltd. — Classic(9)	$270,000	*	5,891	5,891	0
Aristeia International Limited(10)	$72,600,000	2.64%	1,584,284	1,584,284	0
Aristeia Partners LP(11)	$9,900,000	*	216,038	216,038	0
Arkansas PERS(12)	$1,925,000	*	67,685	42,007	25,677
Astra Zeneca Holdings Pension	$250,000	*	5,455	5,455	0
Bancroft Fund Ltd.(13)	$1,500,000	*	32,733	32,733	0
Black Diamond Convertible Offshore LDC(14)	$3,334,000	*	72,754	72,754	0
Black Diamond Offshore Ltd.(14)	$3,061,000	*	66,797	66,797	0
Canadian Imperial Holdings Inc.(15)	$18,000,000	*	392,797	392,797	0
Citigroup Global Markets Inc.(16)	$52,139,000	1.90%	1,137,782	1,137,782	0
Class C Trading Company, Ltd.(9)	$1,900,000	*	41,461	41,461	0
CNH CA Master Account, L.P.(17)	$5,000,000	*	137,641	109,110	28,530

	0.94% Senior Exchangeable
	Notes Due 2011		Common Shares
	Principal Amount of	Percentage of	Nabors’
	Notes Beneficially	Notes	Common Shares	Number of	Number of
	Owned and Offered	Outstanding	Owned Prior to	Shares Offered	Shares Held
Name	Hereby(1)	Before Offering	the Offering(1)(2)	for Sale(1)(3)	After Offering(1)

CQS Convertible and Quantitative Strategies Master Fund Limited(18)	$215,000,000	7.82%	4,691,751	4,691,751	0
Credit Agricole Structured Asset Management(9)	$540,000	*	11,783	11,783	0
Delaware PERS	$1,325,000	*	28,914	28,914	0
Double Black Diamond Offshore LDC(14)	$18,605,000	*	406,000	406,000	0
Ellsworth Fund Ltd.(13)	$1,500,000	*	32,733	32,733	0
Fore Convertible Master Fund, Ltd.(19)	$68,676,000	2.50%	2,422,850	1,498,654	924,196
Fore ERISA Fund, Ltd.(19)	$6,324,000	*	223,106	138,002	85,104
HFR CA Global Select Master Trust Account(9)	$1,300,000	*	28,368	28,368	0
Highbridge International LLC(20)	$45,000,000	1.64%	981,994	981,994	0
ICI American Holdings Trust	$430,000	*	9,383	9,383	0
Inflective Convertible Opportunity Fund I, Limited(21)	$6,200,000	*	135,297	135,297	0
Inflective Convertible Opportunity Fund I, L.P.(21)	$2,900,000	*	63,284	63,284	0
Innovest Finanzdienstle(7)	$5,230,000	*	114,129	114,129	0
Institutional Benchmarks Series — Ivan Segregated Account(21)	$2,000,000	*	43,644	43,644	0
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund(22)	$1,000,000	*	28,954	21,822	7,132
JPMorgan Asset Management(23)	$13,000,000	*	283,687	283,687	0
Kamunting Street Master Fund, Ltd.(24)	$40,000,000	1.45%	872,884	872,884	0
KBC Convertible MAC28 Limited(25)	$9,125,000	*	199,126	199,126	0
KBC Diversified Fund, a Segregated Portfolio of KBC Diversified Fund, SPC(25)	$4,000,000	*	87,288	87,288	0
KBC Financial Products Cayman Islands Ltd.(25)	$100,000,000	3.64%	2,182,210	2,182,210	0
KBC Financial Products USA Inc.(26)	$15,000,000	*	327,331	327,331	0
LDG Limited(27)	$569,000	*	12,416	12,416	0
Lydian Global Opportunities Master Fund Ltd.(28)	$30,000,000	1.09%	868,642	654,663	213,979
Lydian Overseas Partners Master Fund Ltd.(28)	$122,500,000	4.45%	4,228,124	2,673,207	1,554,917
Lyxor/Inflective Convertible Opportunity Fund(21)	$3,100,000	*	67,648	67,648	0
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent(9)	$2,400,000	*	52,373	52,373	0
Mackay Shields LLC as Sub-Advisor to New York Life Insurance Co. Post 82(29)	$5,115,000	*	111,620	111,620	0
Mackay Shields LLC as Sub-Advisor to New York Life Insurance Co. Pre 82(29)	$2,275,000	*	49,645	49,645	0
McMahan Securities Co., LP(30)	$2,500,000	*	55,439	54,555	884
MSS Convertible Arbitrage 1 Fund c/o TQA Investors, LLC(31)	$67,000	*	1,462	1,462	0
Nomura Securities Int’l(32)	$15,000,000	*	550,125	327,331	222,794
Nuveen Preferred & Convertible Income Fund JPC(33)	$6,350,000	*	227,015	138,570	88,444
Nuveen Preferred & Convertible Fund JQC(34)	$8,925,000	*	318,870	194,762	124,108

	0.94% Senior Exchangeable
	Notes Due 2011		Common Shares
	Principal Amount of	Percentage of	Nabors’
	Notes Beneficially	Notes	Common Shares	Number of	Number of
	Owned and Offered	Outstanding	Owned Prior to	Shares Offered	Shares Held
Name	Hereby(1)	Before Offering	the Offering(1)(2)	for Sale(1)(3)	After Offering(1)

Partners Group Alternative Strategies PCC Ltd.(9)	$2,280,000	*	49,754	49,754	0
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund(35)	$1,000,000	*	28,954	21,822	7,132
President and Fellows of Harvard College(36)	$65,000,000	2.36%	1,448,792	1,418,436	30,356
Prudential Insurance Co. of America(37)	$110,000	*	3,826	2,400	1,426
Quattro Fund Ltd.(38)	$16,000,000	*	470,408	349,153	121,255
Quattro Multistrategy Masterfund LP(38)	$2,000,000	*	50,776	43,644	7,132
Rhythm Fund, Ltd.(25)	$21,000,000	*	458,264	458,264	0
Sandelman Partners Multi-Strategy Master Fund, Ltd.(39)	$10,000,000	*	218,221	218,221	0
Satellite Convertible Arbitrage Master Fund, LLC(40)	$7,000,000	*	152,754	152,754	0
Silver Convertible Arbitrage Fund, LDC(9)	$320,000	*	6,983	6,983	0
State of Oregon Equity(41)	$5,500,000	*	192,774	120,021	72,753
Steelhead Pathfinder Fund LP	$1,000,000	*	21,822	21,822	0
SuttonBrook Capital Portfolio LP(42)	$45,000,000	1.64%	981,994	981,994	0
Syngenta AG	$160,000	*	3,491	3,491	0
Tempo Master Fund LP	$55,000,000	2.00%	1,200,215	1,200,215	0
Toronto Dominion Bank(43)	$5,000,000	*	109,110	109,110	0
TQA Master Fund Ltd.(27)	$4,335,000	*	94,598	94,598	0
TQA Master Plus Fund Ltd.(27)	$2,009,000	*	43,840	43,840	0
Tribeca Global Convertible Investments, Ltd.(44)	$10,500,000	*	229,132	229,132	0
UBS AG London F/B/O WCBP(45)	$132,500,000	4.82%	2,891,428	2,891,428	0
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited(46)	$80,466,000	2.93%	1,755,937	1,755,937	0
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Limited(46)	$10,534,000	*	229,874	229,874	0
UBS Securities LLC(47)	$11,800,000	*	735,376	257,500	477,876
Xavex Convertible Arbitrage 2 Fund(9)	$130,000	*	2,836	2,836	0
Xavex Convertible Arbitrage 10 Fund(9)	$1,230,000	*	26,841	26,841	0
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC(31)	$1,024,000	*	22,345	22,345	0
Unnamed securityholders or any future transferees, pledges, donees or successors of or from any such unnamed securityholders	$1,252,657,000	45.55%	27,335,606	27,335,606	0
Total	$2,750,000,000	100%

*	less than one percent

(1)	Includes Nabors’ common shares issuable upon exchange of the notes based on the initial exchange rate of 21.8221 common shares per $1,000 principal amount of the notes. However, on exchange, the principal amount of the notes will be paid in cash and the exchange rate is subject to adjustment as described under “Description of the Notes — Exchange of Notes.” As a result, the number of common shares issuable upon exchange of the notes may increase or decrease in the future.

(2)	In calculating the Number of Nabors’ Common Shares Owned Prior to the Offering, we treated as outstanding the number of Nabors’ common shares issuable upon exchange of all of that particular holder’s notes in accordance with the applicable referenced exchange rates.

(3)	Shares selling security holders may, but are not obligated, to sell consist of Nabors’ common shares issuable upon exchange of the notes, assuming exchange of all of the holder’s notes into Nabors’ common shares at an exchange rate of 21.8221 common shares per $1,000 principal amount of the notes and a cash payment in lieu of any fractional share interest. However, on exchange, the principal amount of the notes will be paid in cash and the exchange rate is subject to adjustment as described under “Description of the Notes — Exchange of Notes.”

(4)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to Alexandra Global Master Fund Ltd. (“Alexandra Global”). By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the securities stated as beneficially owned by Alexandra Global. Alexandra disclaims beneficial ownership of such common shares. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the securities stated as beneficially owned by Alexandra Global. Filimonov and Sogoloff disclaim beneficial ownership of such securities.

(5)	Allstate Insurance Company (“AIC”) is a subsidiary of Allstate Corporation, which is a publicly traded company on the New York Stock Exchange. AIC is the parent company of Allstate Life Insurance Company (“ALIC”). AIC, directly and through its subsidiaries, is one of the largest property and liability insurance companies in the United States. ALIC, directly and through its subsidiaries, is one of the 20 largest writers of life insurance and annuity products in the United States. Allstate Investments LLC, an affiliate of AIC and ALIC, is the investment manager for these entities. The Public Equity Group of Allstate Investments, LLC, which has responsibility for the respective securities, is not aware of any positions, offices or other material relationships involving AIC or its subsidiaries which should be disclosed in response to the questions contained in the selling securityholder questionnaire. No independent investigation has been made, however, as to whether there are or may have been any such transactions as a result of insurance activities, business or marketing relationships, or investment activities of other groups or divisions or actions with respect to or by such investee companies. AIC and ALIC are affiliates of registered broker-dealers. ALIC owns a 50% equity interest in Allstate Distributors, LLC and ALFS, Inc. and Allstate Financial Services LLC, are wholly-owned subsidiaries of ALIC. These entities are NASD members.

The number of Nabors’ Common Shares Owned Prior to the Offering by Allstate Insurance Company includes $5,750,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes) and 17,400 shares of Nabors’ common shares.

The number of Nabors’ Common Shares Owned Prior to the Offering by Allstate Life Insurance Company includes $1,000,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(6)	Thomas J. Ray, President and Chief Investment Officer of Inflective Asset Management, LLC, has voting and investment control over the securities beneficially owned by American Investors Life Insurance Company. American Investors Life Insurance Company is also an affiliate of Amerus Capital Management, an NASD member firm.

(7)	Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”) is an investment adviser registered under the Investment Advisers Act of 1940. Nicholas-Applegate is an affiliate of Nicholas-Applegate Securities LLC, a limited purpose broker-dealer registered with the NASD effective April 1993. Nicholas-Applegate Securities was organized in December 1992 for the sole purpose of distributing mutual funds sponsored by Nicholas-Applegate.

Amerisure Mutual Insurance Company (“Amerisure”) and Innovest Finanzdienstle (“Innovest”) have delegated full investment authorization to Nicholas-Applegate, as investment adviser over the respective securities, including full dispositive power. The Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. To the knowledge of Nicholas-Applegate, the respective securities listed herein were not acquired as compensation for employment, underwriting, or any other services performed by Amerisure or Innovest for our or Nabors’ benefit.

(8)	Arctos Partners Inc. is a wholly owned subsidiary of Bear Stearns Companies Inc., a publicly traded company. It is also an affiliate of Bear, Stearns & Co., Inc., an NASD member.

(9)	Nathaniel Brown and Robert Richardson have the power to direct the voting and disposition of the securities held by Argent Classic Convertible Arbitrage Fund L.P., Argent Classic Convertible Arbitrage Fund Ltd., Argent Classic Convertible Arbitrage Fund II, L.P., Argent LowLev Convertible Arbitrage Fund, LLC, Argent LowLev Convertible Arbitrage Fund Ltd., Argent LowLev Convertible Arbitrage Fund II, LLC, Argentum Multi-Strategy Fund Ltd.-Classic, Class C Trading Company, Ltd., Credit Agricole Structured Asset Management, HFR CA Global Select Master Trust Account, Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent, Partners Group Alternative Strategies PCC Ltd., Silver Convertible Arbitrage Fund, LDC, Xavex Convertible Arbitrage 2 Fund and Xavex Convertible Arbitrage 10 Fund.

(10)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella & William R. Techar.

(11)	Aristeia Advisors LLC is the general partner for Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella & William R. Techar.

(12)	The number of Nabors’ Common Shares Owned Prior to the Offering by Arkansas PERS includes $900,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(13)	Selling security holder has identified itself as a public entity traded on the American Stock Exchange, an investment company registered under the Investment Company Act of 1940. Davis-Dinsmore is the investment advisor for this selling security holder and exercises investment and voting control over the respective securities.

(14)	Carlson Capital, L.P. is the investment advisor to the selling securityholders. Clint D. Carlson, President of the General Partner of Carlson Capital, L.P., has power to direct voting and disposition of securities held by the selling securityholders.

(15)	Canadian Imperial Holdings Inc. is an indirect wholly-owned subsidiary of Canadian Imperial Bank of Commerce, a publicly held entity, and an affiliate of CIBC World Markets Corp., an NASD member firm.

(16)	Citigroup Global Markets Inc. (“Citigroup”) is a subsidiary of Citigroup Inc., a publicly held entity. Citigroup participated as co-book runner for the private offering of the securities.

(17)	CNH Partners, LLC is an investment advisor of CNH CA Master Account, L.P. and has the sole voting and dispositive power over the respective securities. Investments principals for the investment advisor are Robert Krail, Mark Mitchell and Todd Pulvino. The number of Nabors’ Common Shares Owned Prior to the Offering by CNH CA Master Account, L.P. includes $1,000,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(18)	Alan Smith, Blair Gauld, Dennis Hunter, Karla Bodden and Jim Rogers, directors of CQS Convertible and Quantitative Strategies Master Fund Limited, have the power to direct the voting and disposition of the securities held by CQS Convertible and Quantitative Strategies Master Fund Limited.

(19)	The selling security holder has identified itself as a broker-dealer and an investment company registered under the Investment Company Act of 1940. The number of Nabors’ Common Shares Owned Prior to the Offering by Fore Convertible Master Fund, Ltd. and Fore ERISA Fund, Ltd. includes 924,196 shares and 85,104 shares of Nabors’ common shares, respectively.

(20)	Highbridge Capital Management LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and consequently has voting control and investment discretion over securities held by HIC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HIC.

(21)	Thomas J. Ray, President and Chief Investment Officer of Inflective Asset Management, LLC, has voting and investment control over the securities beneficially owned by Inflective Convertible Opportunity Fund I, L.P., Inflective Convertible Opportunity Fund I, Limited, Institutional Benchmarks Series — Ivan Segregated Account and Lyxor/Inflective Convertible Opportunity Fund.

(22)	Gary Crowder has voting and investment power with respect to the securities held by Institutional Benchmark Series (Master Feeder) Limited in respect of Electra Series c/o Quattro Fund. The number of Nabors’ Common Shares Owned Prior to the Offering by this security holder includes $250,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(23)	JPMorgan Asset Management has identified itself as a publicly held entity or subsidiary of a publicly held entity, a broker-dealer and an investment company registered under the Investment Company Act of 1940.

(24)	Allen Teh exercises voting and investment power over $35,000,000 of the respective securities.

(25)	KBC Convertible MAC28 Limited and Rhythm Fund, Ltd. are affiliates of KBC Financial Products USA, Ltd., a registered broker-dealer. Carlo Gerg, the chief investment officer of KBC Alternative Investment Management Limited holds voting control and disposition power over the respective securities.

(26)	KBC Financial Products USA Inc. has identified itself as an affiliate of a broker dealer.

(27)	TQA Investors LLC has sole investment power and shared voting power. Its members are: Robert Buttman, John Idone, George Esser, Paul Bucci, and Bartholomew Tesoriero.

(28)	David Friezo, principal, has voting and investment power over the respective securities. Lydian Overseas Partners Master Fund, Ltd. has identified itself as an investment company registered under the Investment Company Act of 1940. The number of Nabors’ Common Shares Owned Prior to the Offering by Lydian Global Opportunities Master Fund Ltd. and Lydian Overseas Partners Master Fund Ltd. includes $27,500,000 principal amount and $54,500,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes), respectively.

(29)	Selling security holder is an affiliate of NYLIFE Distributors LLC and NYLife Securities, Inc., NASD members.

(30)	McMahan Securities Co., L.P. (“McMahan”) has identified itself as a registered broker-dealer and may therefore be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended, with respect to the securities listed above for McMahan. The executive committee, Ron Fertig, Jay Glassman, Joseph Dwyer, D. Bruce McMahan, Norman Zeigler, Joe Castro, Pat Ransom and Howard Leham have voting and investment power with respect to the securities listed for McMahan. The number of Nabors’ Common Shares Owned Prior to the Offering by McMahan includes $31,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(31)	The security holder has informed us that TQA Investors, LLC has voting or investment power over the respective securities.

(32)	Nomura Securities Int’l has identified itself as a publicly held entity, a registered broker-dealer, an investment company registered under the Investment Company Act of 1940 and a member of the NASD and NYSE. The number of Nabors’ Common Shares Owned Prior to the Offering by Nomura Securities Int’l includes 222,794 shares of Nabors’ common shares.

(33)	The number of Nabors’ Common Shares Owned Prior to the Offering by Nuveen Preferred and Convertible Income Fund JPC includes $3,100,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(34)	The number of Nabors’ Common Shares Owned Prior to the Offering by Nuveen Preferred & Convertible Fund JQC includes $4,350,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(35)	Mark Rowe, Dennis O’Malley, Michael Fitchet and Felix Haldner have the power to direct the voting and disposition of the securities held by Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund. The number of Nabors’ Common Shares Owned Prior to the Offering by Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund includes $250,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(36)	President and Fellows of Harvard College (“Harvard”) has the sole power to vote and dispose of the notes. Harvard has identified itself as a Massachusetts educational and charitable corporation. The number of Nabors’ Common Shares Owned Prior to the Offering by Harvard includes 30,356 shares of Nabors’ common shares.

(37)	Prudential Insurance Company of America (“Prudential”) is an affiliate of Prudential Insurance, an NASD member. The number of Nabors’ Common Shares Owned Prior to the Offering by Prudential includes $50,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(38)	Andrew Kaplan, Brian Swain and Louis Napoli have the power to direct the voting and disposition of the securities held by Quattro Fund Ltd. and Quattro Multistrategy Masterfund LP. The number of Nabors’ Common Shares Owned Prior to the Offering by Quattro Fund Ltd. and Quattro Multistrategy Masterfund LP includes $4,250,000 principal amount and $250,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes), respectively.

(39)	Sandelman Partners Multi-Strategy Master Fund, Ltd. has provided that it does not hold the sole voting and investment power over the respective securities.

(40)	The discretionary investment manager of Satellite Convertible Arbitrage Master Fund, LLC is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino & Gave Nechamkin, SAM, SFM and each named individual disclaims beneficial ownership of the securities.

(41)	The number of Nabors’ Common Shares Owned Prior to the Offering by State of Oregon Equity includes $2,550,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(42)	Sutton Brook Capital Management L.P. is the investment manager of Sutton Brook Capital Portfolio L.P. and John London and Steven M. Weinstein share voting and/or dispositive power over the securities held by SuttonBrook Capital Portfolio L.P.

(43)	Toronto Dominion Bank is a publicly held entity and is the ultimate parent company of TD Securities (USA) LLC, a member firm of the NASD, Inc.

(44)	Tribeca Global Convertible Investments, Ltd. is a subsidiary of Citigroup, Inc., a publicly held entity and investment company registered under the Investment Company Act of 1940.

(45)	UBS AG London F/B/O WCBP has identified itself as an affiliate of UBS Securities LLC, a broker-dealer and a subsidiary of UBS AG, a publicly traded entity.

(46)	UBS O’Connor LLC is the investment manager of UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Limited and UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage II Master Limited and as such makes all of the investment and voting decisions regarding the respective securities herein. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, which is a publicly traded company.

(47)	UBS Securities LLC has identified itself as a registered broker-dealer and a subsidiary of UBS AG, an investment company registered under the Investment Company Act of 1940. UBS AG is also a publicly traded entity. The number of Nabors’ Common Shares Owned Prior to the Offering includes 477,876 shares of Nabors’ common shares owned by UBS Securities LLC.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying Nabors’ common shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Nabors’ common shares may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our Nabors’ common shares may be listed or quoted at the time of sale, including the NYSE;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying Nabors’ common shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of Nabors’common shares in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell the notes and the underlying Nabors’ common shares short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying Nabors’ common shares to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holders from the sale of the notes or the underlying Nabors’ common shares offered by them hereby will be the purchase price of the notes or Nabors’ common shares less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Nabors’ common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding Nabors’ common shares are listed for trading on the NYSE. We do not intend to list the notes for trading on any national securities exchange or on the NYSE and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying Nabors’ common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of the notes and the underlying Nabors’ common shares by selling security holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling security holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling security holders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling security holders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling security holder and any underwriter, broker-dealer or agent regarding the sale of Nabors’common shares by the selling security holders.

A selling security holder may decide not to sell any notes or the underlying Nabors’ common shares described in this prospectus. We cannot assure holders that any selling security holder will use this prospectus to sell any or all of the notes or the underlying Nabors’ common shares. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling security holder may transfer, devise or gift the notes and the underlying Nabors’ common shares by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or Nabors’ common shares to be offered and sold;

•	the names of the selling security holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling security holders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying Nabors’ common shares under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling security holders and we and Nabors will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying Nabors’ common shares, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling security holders incidental to the registration, offering and sale of the notes and the underlying Nabors’ common shares to the public, but each selling security holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

LEGAL MATTERS

The validity of the notes has been passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, NY and the validity of the underlying Nabors’ common shares issuable upon exchange of the notes and Nabors’ guarantee has been passed upon for us and Nabors by Appleby Spurling Hunter, Bermuda.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Nabors Industries Ltd. for the three month periods ended March 31, 2006 and 2005 and the three-month and six-month periods ended June 30, 2006 and 2005 incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 8, 2006 and August 3, 2006 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

Nabors files annual, quarterly and current reports, proxy and information statements and other information with the SEC. We are not required to file such reports and materials with the SEC. You may read and copy materials that Nabors has filed with the SEC at the SEC public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Nabors’ common shares are quoted on the New York Stock Exchange under the symbol “NBR” and Nabors’ SEC filings can also be read at: New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Nabors’ SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov. Such filings are also available at Nabors’ website at http://www.nabors.com. Website materials are not a part of this prospectus.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings Nabors makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), including any filings after the date of this prospectus, and prior to the termination of the offering of the notes. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus memorandum or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Nabors’ Annual Report on Form 10-K filed on March 16, 2006, for Nabors’ fiscal year ended December 31, 2005;

•	Nabors’ Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006 filed by Nabors on May 10, 2006 and for the quarter ended June 30, 2006 filed by Nabors on August 3, 2006;

•	Nabors’ Definitive Proxy Statement on Schedule 14A filed on May 1, 2006 as amended by the revised Definitive Proxy Statement on Schedule 14A filed on May 4, 2006;

•	Nabors’ Current Reports on Form 8-K filed on March 10, 2006, May 24, 2006, June 7, 2006 and July 25, 2006;

•	The description of Nabors’ common shares contained in Nabors’ Registration Statement on Form S-4, filed on January 2, 2002, as amended by Pre-Effective Amendment No. 1, Pre-Effective Amendment No. 2, Pre-Effective Amendment No. 3 and Pre-Effective Amendment No. 4 to Form S-4, filed with the SEC on March 25, 2002, April 17, 2002, April 29, 2002, and May 10, 2002, respectively (Registration No. 333-76198).

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to Nabors at: Mintflower Place, 8 Par-La-Ville Road, Hamilton, HM08, Bermuda, Attention: Investor Relations, or by telephoning us at (441) 292-1510.

$2,750,000,000

0.94% Senior Exchangeable Notes due 2011

Guaranteed by Nabors Industries Ltd.

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.